Exhibit 99.1

2009 Resource and Reserve Update
Yauliyacu Mine, Peru

March 26, 2010

Prepared by:
Neil Burns, M.Sc., P.Geo.
Director of Geology

Samuel Mah, M.A.Sc., P.Eng.
Director of Engineering

This report has been prepared by Silver Wheaton Corp.

All rights are reserved. This report will be filed on SEDAR according to the disclosure policies of NI 43-101. This report is intended to be read as a whole, and sections or parts thereof should therefore not be read or relied upon out of context.

©2010

Silver Wheaton Corp.
Park Place, Suite 3150,
666 Burrard Street
Vancouver, BC Canada
V6C 2X8

™Silver Wheaton is a trademark of Silver Wheaton Corp.

2009 RESOURCE AND RESERVE UPDATE
YAULIYACU MINE, PERU

C O N T E N T S

1.0	SUMMARY			1

2.0	INTRODUCTION			3

3.0	RELIANCE ON OTHER EXPERTS			4

4.0	PROPERTY DESCRIPTION AND LOCATION			5
	4.1	Location		5
	4.2	Property Description		5
		4.2.1	Environmental Aspects	8

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			9
	5.1	Accessibility		9
	5.2	Climate		9
	5.3	Local Resources		10
	5.4	Infrastructure		10
	5.5	Physiography		11

6.0	HISTORY			12

7.0	GEOLOGICAL SETTING			14
	7.1	Regional Geology		14
	7.2	Property Geology		17
	7.3	Tertiary		20
	7.4	Intrusives		21

8.0	DEPOSIT TYPES			22

9.0	MINERALIZATION			23

10.0	EXPLORATION			26

11.0	DRILLING			29
	11.1	Core Size		29
	11.2	Collar Surveying		29
	11.3	Downhole Surveying		29
	11.4	Contractors		29
	11.5	Core Recovery		30
	11.6	Logging Procedures		30
	11.7	Security Procedures		31

12.0	SAMPLING METHOD AND APPROACH			32
	12.1	Exploration drilling sampling		32
	12.2	Underground sampling		32
	12.3	Grade Control		33

13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			34
	13.1	Sample Preparation		34
	13.2	Sample Analyses		36
	13.3	Laboratory Quality Assurance/ Quality Control (QA/QC)		36
		13.3.1	Sample Preparation	36
		13.3.2	Analytical	37

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	13.4	Data Security		38
	13.5	Opinion on the Adequacy of Sampling, Sample Preparation, Security and Analytical Procedures		39

14.0	DATA VERIFICATION			41
	14.1	QA/QC Measures		41
	14.2	Verification by Authors		41
	14.3	Additional Verification		45
	14.4	Opinion on the Verification of Data		45

15.0	ADJACENT PROPERTIES			46

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING			48
	16.1	Summary		48
	16.2	Process Description		50
		16.2.1	Crushing	52
		16.2.2	Milling	52
		16.2.3	Differential Flotation	53
		16.2.4	Concentrate Handling Facility	53
		16.2.5	Backfill	54
		16.2.6	Tailings	54
		16.2.7	Instrumentation and Control	55
	16.3	Material Characteristics		55
		16.3.1	Hardness (grindability)	55
		16.3.2	Bulk Density	56
		16.3.3	Deleterious Elements	56
	16.4	Product Recovery		56

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			59
	17.1	Summary		59
	17.2	Database		60
	17.3	Conventional Method		60
		17.3.1	Conventional Method - Volume Estimation	60
		17.3.2	Conventional Method - Block Grade Estimation	60
		17.3.3	Conventional Method - Density	61
		17.3.4	Conventional Method - Tonnage Estimation	62
	17.4	Block Modeling Method		63
	17.5	NSR Calculation		64
	17.6	Cut-off Determination		65
	17.7	Classification		66
	17.8	Resource and Reserve Tabulation		67
	17.9	Resource and Reserve Comparison 2008 – 2009		68
	17.10	Reconciliation		69
	17.11	Opinion on the Resource and Reserve Estimation		69

18.0	OTHER RELEVANT DATA AND INFORMATION			70

19.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES			71
	19.1	Mining Operations		71
		19.1.1	Mining Methods	73
		19.1.2	Backfill Management	74
		19.1.3	Materials Handling	74

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		19.1.4	Equipment	75
		19.1.5	Ventilation	75
		19.1.6	Mine Dewatering	76
		19.1.7	Mine Workforce	76
		19.1.8	Miscellaneous	77
	19.2	Production Rate Scenarios		77
	19.3	Grade Control Method		79
	19.4	Geotechnical		79
		19.4.1	Rockmass, Strength and Structure	79
		19.4.2	Ground Support Strategy	80
		19.4.3	Seismic Risk	80
	19.5	Electrical Supply and Distribution		81
	19.6	Markets		82
	19.7	Contracts		82
		19.7.1	Silver Stream Agreement	82
		19.7.2	Goods and Services	83
	19.8	Environmental Considerations		84
		19.8.1	Water Quality	84
		19.8.2	Air Quality	84
		19.8.3	Noise Quality	84
		19.8.4	Tailings Facility Management Plan	84
		19.8.5	Closure and Reclamation Plan	85
	19.9	Taxes and Other Revenue Elements		85
	19.10	Capital and Operating Costs		86
		19.10.1	Capital Costs	86
	19.11	Operating Costs		87
	19.12	Forward Looking Study		88
		19.12.1	Sensitivity Analysis	91

20.0	INTERPRETATION AND CONCLUSIONS			92

21.0	RECOMMENDATIONS			94

22.0	REFERENCES			96

23.0	SIGNATURE PAGE			97

24.0	CERTIFICATE OF AUTHORS			98

25.0	CONSENT OF QUALIFIED PERSONS			100

T A B L E S

Table 1 -Yauliyacu December 31, 2009 Mineral Resources	1
Table 2 -Yauliyacu December 31, 2009 Mineral Reserves	1
Table 3 -2009 Production	2
Table 4 -Mining Concessions	5
Table 5 –Logging Codes	31
Table 6 -Fire Assay Standards -Accepted Limits	38
Table 7 –Wet Assay Standards -Accepted Limits	38
Table 8 -Duplicate Channel Sample Comparison	41

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Table 9 -WGM Independent Analyses, 2006	45
Table 10 -2009 Metallurgical Recovery by Concentrate	48
Table 11 -Hardness	55
Table 12 -MCF for Grades	61
Table 13 -Dilution Factors by Mining Method	61
Table 14 -Mining Factors by Method	62
Table 15 -Block Model Origin	64
Table 16 -Horizontes Mineral Resources	64
Table 17 -Metal Price Assumptions	65
Table 18 –Concentrate Specifications 2009	65
Table 19 -Cut-off Values by Mining Method, 2009 (per tonne processed)	66
Table 20 -Yauliyacu Mineral Resources –December 31, 2009	68
Table 21 -Yauliyacu Mineral Reserves –December 31, 2009	68
Table 22 -Resource and Reserve Comparison 2008 - 2009	68
Table 23 -2009 Mine – Reserve Reconciliation	69
Table 24 -Owner Mobile Equipment Fleet (2010)	75
Table 25 -Yauliyacu Electrical System	82
Table 26 -Status Contractors	83
Table 27 -2010 Mine Plan Capital Expenditures Forecast (US$ 000’s)	86
Table 28 –Annual On-Site Operating Cost and Budget	88
Table 29 -2010 Mine Plan Resource and Reserve Breakdown	89
Table 30 -Metal Price Forecasts, 2010 Mine Plan	89
Table 31 -2010 Mine Plan Forward Looking Study	90
Table 32 -Risk Factors Associated with the Yauliyacu Resource Estimate	92

F I G U R E S

Figure 1 -Location Map, Yauliyacu Mine (WGM, 2008)	6
Figure 2 -Concession Map, Yauliyacu mine (WGM, 2008)	7
Figure 3 -Historical Production (1920 – 2009)	13
Figure 4 -Regional geology (WGM, 2008)	15
Figure 5 -Stratigraphic Column	17
Figure 6 -Property geology (WGM, 2008)	18
Figure 7 -Vertical longitudinal section along Vein M and the Graton Tunnel	19
Figure 8 -Paragenesis of the Mineralization at Casapalca (WGM, 2008)	24
Figure 9 -Historic Resource Tonnage	26
Figure 10 -Long Section Showing Diamond Drilling and Development	28
Figure 11 -Sample Preparation Equipment, Mine	35
Figure 12 -Sample Preparation Equipment, Plant	36
Figure 13 -Laboratory Sample Tracking Computer Program	39
Figure 14 -Standard MR GEO 1 –Silver (oz/t)	42
Figure 15 -Standard MR GEO 2 –Silver (oz/t)	42
Figure 16 -Standard MR GEO 3 –Silver (oz/t)	43
Figure 17 -Q-Q Plots of Lab Duplicates, Zinc and Lead	43
Figure 18 -Q-Q Plots of Lab Duplicates, Copper and Silver	44

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Figure 19 -Blank Analyses Results	44
Figure 20 -Yauliyacu Process Plant and Adminstration Buildings	48
Figure 21 -Historical Grades (1920 – 2009)	50
Figure 22 –Process Plant Flowsheet	51
Figure 23 -Process Recovery for Produced Metals (1999 2009)	57
Figure 24 –Zinc and Lead Recovery and Grade Relationships	57
Figure 25 -Copper and Total Silver Recovery and Grade Relationships	58
Figure 26 - Horizontes Wireframe Interpretation – Datamine	63
Figure 27 -Classification Schematic Section, No Drilling Between Levels	67
Figure 28 -Classification Schematic Section, Drilling Between Levels	67
Figure 29 -Mine Long Section (WGM, 2008)	72
Figure 30 -2010 Mine Plan Production Profile (by resource category)	78
Figure 31 -2010 Mine Plan Grade Profile	78
Figure 32 -Electrical Infrastructure	81
Figure 33 -Chinchan TSF (2010)	85
Figure 34 -Sensitivity Analysis of Three Key Economic Parameters	91

A P P E N D I C E S

A	QA/QC –Standard Plots

B	2009 Reserves by Orebody Type

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1.0	SUMMARY

The Yauliyacu mine has been in continuous production for over 100 years. Despite this long mining history, the mine has successfully replaced production and expanded resources and reserves, which is a testament to the richness of the deposit and the dedication of both management and the technical staff. The mine continues to be a profitable operation with a significant mine life remaining.

In March of 2006, Silver Wheaton Corp. (SLW) completed a transaction with Glencore International AG (Glencore) for the purchase up to 4.75 million ounces of silver per year from the Yauliyacu mine, for a period of 20 years. SLW made an upfront payment of US$285 million, comprised of US$245 million in cash and US$40 million promissory note as well as an ongoing production payment of US$3.90/ ounce subject to an inflationary adjustment beginning after three years.

The currently defined Measured plus Indicated Yauliyacu Resource is 6.5 million tonnes grading 3.76% zinc, 1.46% lead, 0.43% copper and 208.6 g/t silver. The Inferred Resource is 15.4 million tonnes grading 3.28% zinc, 1.17% lead, 0.36% copper and 158.3 g/t silver. These Resources are exclusive of Mineral Reserves.

Table 1 -Yauliyacu December 31, 2009 Mineral Resources

Category	Tonnes	Zn%	Pb%	Cu%	Ag g/t
Measured	539,515	4.22	0.95	0.50	128.9
Indicated	5,914,545	3.72	1.50	0.42	215.9
M&I	6,454,059	3.76	1.46	0.43	208.6
Inferred	15,355,068	3.28	1.17	0.36	158.3

The currently defined Proven plus Probable Yauliyacu Reserve is 2.8 million tonnes grading 2.33% zinc, 0.98% lead, 0.24% copper and 121.9 g/t silver.

Table 2 -Yauliyacu December 31, 2009 Mineral Reserves

Category	Tonnes	Zn%	Pb%	Cu%	Ag g/t
Proven	1,012,745	2.38	0.85	0.25	106.1
Probable	1,798,308	2.30	1.06	0.23	130.8
P&P	2,811,052	2.33	0.98	0.24	121.9

During 2009 Yauliyacu mined 1,310,110 tonnes and processed 1,282,955 tonnes grading 2.28% zinc, 1.00% lead, 0.23% copper and 89.0 g/t silver (Table 3). Exploration drilling during the year amounted to 14,206 m which was focused primarily on infill drilling.

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Table 3 -2009 Production

Section	Tonnes	Zn%	Pb%	Cu%	Ag g/t
I	345,784	1.30	0.80	0.21	103.0
II	317,481	2.01	1.15	0.20	90.8
IV	140,449	3.21	1.25	0.16	62.2
V	367,378	3.06	0.76	0.30	55.4
VI	68,875	2.75	1.17	0.37	209.0
Canchas	42,989	1.72	2.46	0.20	146.2
Total	1,282,955	2.28	1.00	0.23	89.0

This report is intended as a supporting document to the updated resources and reserves detailed in SLW’s 2009 Annual Information Form (AIF). This report also provides an operational update since SLW’s March 2009 technical report.

The authors consider the geological database appropriate for use in a Canadian Institute of Mining, Metallurgy and Petroleum (CIM) compliant resource based on validations made personally and the detailed continuous checks made by the Yauliyacu Laboratory and Geology Department.

Mineral resources and reserves at Yauliyacu have been estimated in accordance with CIM Standards for Mineral Resources (CIM, 2005). Modeling methods and parameters were used in accordance with the principles accepted in Canada. Geological volume models were created by Glencore from drillhole logs, underground sampling and mapping. Statistical and grade continuity analyses were completed to characterize the mineralization and subsequently used to develop grade interpolation parameters. The mineralized units were partitioned into various veins and mineralized zones reflecting the relative metal abundances and elemental correlations within the host rock units.

Two methods are used in the estimation of resources at Yauliyacu. The conventional modeling method utilized AutoCAD to create block area estimates and average vein widths were applied from the sampling to estimate block volumes. The volume models were created utilizing drillhole logs, channel samples, underground mapping and interpretations. In situ grades were estimated by length weighting the block channel and drillhole samples. Grade capping was applied to control outliers. Grades were diluted twice, first by multiplying by the estimated dilution factor and then by the Mine Call Factor (MCF), both of which are specific to the planned mining method. Block density values were estimated from an empirical formula based on the concentrations of lead, zinc and copper. Block tonnage was estimated by multiplying the volume by the density by the MCF to create a mineable diluted tonnage specific to the planned mining method for that block.

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The 3D block modeling method has been used only for the Horizontes zones of the lower mine. Wireframe interpretations of the Horizontes zones have been generated using the Datamine mining software on 12.5 m sections. Drillhole and channel data was composited on 1.0 m intervals and grades were estimated into 2 x 1 x 2 m blocks using the Inverse Distance Squared (ID2) method of interpolation. Hard boundaries were applied to the different zones. An average density of 2.8 g/cc was applied to these mineralized blocks.

A mineral resource classification scheme consistent with the logic of CIM guidelines (CIM, 2005) was applied to the estimates, classifying them as Measured, Indicated and Inferred mineral resources reported above cut-off values that are supported by the known Yauliyacu mining economics.

The conversion of mineral resources to reserves has been done according to CIM standards (CIM, 2005) outlining the economically mineable portions of the Yauliyacu orebodies giving full consideration to mining dimensions, diluting materials, mining recovery, scheduling, smelter treatment and refining charges.

2.0	INTRODUCTION

Silver Wheaton Corp. (SLW) is a Canadian based public mining company that earns most of its revenue from silver production with a small contribution from gold production. SLW currently has contracts for silver streams on 14 mines and five development projects in Canada, USA, Mexico, Peru, Chile, Argentina, Portugal, Sweden and Greece. In 2006, SLW purchased from Glencore, up to 4.75 million ounces per year for a period of 20 years as produced from the Yauliyacu mine. Los Quenuales (Quenuales), a subsidiary of Glencore is the owner (97%) and operator of the Yauliyacu mine.

Yauliyacu is a base metal deposit located approximately 2.5 hours by road travel, northeast of Lima, Peru within the Andean Cordillera at elevations of between 4,000 to 5,000 m above sea level (masl).

Yauliyacu resource and reserve estimation work was undertaken in accordance with CIM Mineral Resource and Mineral Reserve definitions that are referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects. This Technical Report has been prepared in accordance with the requirements of Form 43-101F1 and is intended to update the Mineral Resource and Reserve statements taking into account new drill information and mine production since the March 2009 Technical Report.

Mr. Samuel Mah, P.Eng. and Mr. Neil Burns, P.Geo., both employees of SLW are the Qualified Persons responsible for the preparation of this Technical Report. Mr Mah is the Director of Engineering and Mr. Burns is the Director of Geology. The estimation of resources and reserves at Yauliyacu was directed by Walter Toledo (Yauliyacu Geological Superintendent). Mr. Mah and Mr. Burns were last on site from February 16th to 20th, 2010 to audit the resource and reserve updates. During the past 12 months Mr. Mah and Mr. Burns have been to site twice.

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This report is intended for use by SLW as a NI 43-101 Technical Report. This report is intended to be read as a whole, and sections or parts thereof should therefore not be read or relied upon out of context.

The authors have not reviewed the land tenure situation or independently verified the legal staus and / or ownership of the properties or agreements that pertain to Yauliyacu. The results and opinions expressed in this report are based on the authors’ field observations and technical data provided by Yauliyacu staff. The authors have reviewed and verified all information to a sufficient level and believe the data can be used in a CIM compliant resource estimate.

All measurement units are in metric and the currency is expressed in US dollars unless stated otherwise.

3.0	RELIANCE ON OTHER EXPERTS

No disclaimer statement was necessary for the preparation of this report. The authors have not relied upon reports, opinions or statements of legal or other experts who are not qualified persons.

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4.0	PROPERTY DESCRIPTION AND LOCATION

The following descriptions are excerpts from WGM’s March 2008 technical report entitled “A Technical Review on the Yauliyacu Lead / Zinc Mine, Junin Province, Peru for Silver Wheaton Corp.” (WGM, 2008).

4.1	Location

The Yauliyacu mine is located at latitude 11°38'S and longitude 76°14'N at an elevation of 4,250 masl in the District of Chicla, Huarochiri Province in the Department of Lima (Figure 1).

4.2	Property Description

The mining concessions of the silver agreement consist of 21 surveyed concessions totalling 14,194.02 hectares as shown in Figure 2 and as listed in Table 4. Note that the small concessions areas within the larger concessions block (totalling approximately 208.5 ha) are not included in the total 14,194.02 ha. Quenuales holds other mining concessions in the area that are not included in the silver agreement between SLW and Quenuales.

Table 4 -Mining Concessions

Concessions	Net (ha)
Casapalca 1	851.88
Casapalca 2	783.03
Casapalca 3	1,000.64
Casapalca 4	681.76
Casapalca 5	808.54
Casapalca 6	759.53
Casapalca 8	998.62
Casapalca 12	816.8
Casapalca 13	926.02
Casapalca 14	900
Casapalca 15	931.97
Casapalca 16	814.38
Casapalca 17	950.83
Casapalca 18	169.04
Casapalca 19	121.67
Centromin 18	799.74
Centromin 19	770.67
Casapalca 20	86.42
Milagros Alexandra 1	790.12
Los Balkanes 1-82	221.2
Los Balkanes 1-82A	11.16
Total Mining Concessions	14,194.02

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Antapaccha
LA OROYA
Smelter
Chinchan Tailings Impoundment
Morococha
YAULIYACU
Venturosa
Tablachaca Tailing Impoundment
Yauli
JUNIN
Rio Rimac
San Mateo
Pomacocha
San Cristobal
MATUCANA
Millotingo
Pacococha
Minas Cia. Santiago
Surco
Piñascocha
LIMA
Stgo. de Tuna
Pachancoto
Manon
12°
Lago Carhuacocha
0 2.5 12.5
Kilometres
Graphics by: Watts, Griffis and McOuat
76°

COLUMBIA
ECUADOR
PERU
BRAZIL
Pacific Ocean
Lima
Huancayo
Detailed Map Area
BOLIVIA
CHILE
0 150 750
Kilometres
North Atlantic Ocean
Pacific Ocean
South Atlantic Ocean
Continental
South America

Legend:

Department boundary	Central railway	Mine
Main Highway (Lima to La Oroya)	River	Tailings impoundment
Secondary road	Town	
	Settlements	

Map After: Los Quenuales S.A. Yauliyacu

SILVER WHEATON CORP.

Yauliyacu Mine

Lima Province, Peru

Location Map

Figure 1 -Location Map, Yauliyacu Mine (WGM, 2008)

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360,000m.E.
370,000m.E.
8,720,000m.N.
8,710,000m.N.
8,700,000m.N.
CASAPALCA 2
CASAPALCA 1
CASAPALCA 20
CASAPALCA 3
CASAPALCA 4
CASAPALCA 5
CENTROMIN 18
CENTROMIN 19
MILAGROS
ALEXANDRA 1
6.9944 Ha
14.5007 Ha
0.4458 Ha
CASAPALCA 6
29.5912 Ha
CASAPALCA 8
CASAPALCA 19
LOS BALKANES 1-82A
LOS BALKANES 1-82
CASAPALCA 12
CASAPALCA 13
CASAPALCA 14
CASAPALCA 15
CASAPALCA 18
35.9877 Ha
113.2975 Ha
7.8358 Ha
CASAPALCA 17
CASAPALCA 16
N
Scale 1 : 125,000
0 1 5
Kilometres
Legend:
Unidad Yauliyacu Concessions
Internal areas not granted to Yauliyacu
Graphics by: Watts, Griffis and McOuat
SILVER WHEATON CORP.
Yauliyacu Mine
Lima Province, Peru
Concession Map

Figure 2 -Concession Map, Yauliyacu mine (WGM, 2008)

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4.2.1	Environmental Aspects

Environmental matters in mining activities are regulated by Supreme Decree N° 016-93.EM as amended (Environmental Regulations).

According to the Environmental Regulations, the competent authority in the mining sector is the Ministry of Energy and Mines (MEM), which is the only governmental body in charge of:

a)	Establishing the environmental protection policies for mining activities and issuing the corresponding rules.

b)	Approving the Environmental Impact Assessment (EIA) and the Program for Environmental Management and Adjustment (PAMA), and authorizing their execution.

c)	Entering into administrative-environmental stability agreements with the holders of mining activities on the basis of the EIA or PAMA approved.

d)

Controlling the environmental effects produced by mining activities on operational sites and influence areas, determining the holder's liability, in case of violations to the applicable environmental provisions, and imposing the sanctions provided for therein.

Concessionaires are required to:

a)

Submit an EIA when applying for a mining and/or processing concession, permits to broaden operations or size of a processing plant in more than 50% processing. The EIA must be executed by an Environmental Auditor registered in the MEM, establishing the terms and procedures for execution, investment, monitoring and efficient control of mining activities, and containing an annual investment program that cannot represent less than one percent (1%) of the annual sales of the mining entity.

b)

Submit to the MEM, in an annual basis, information on the generation of emissions and/or disposal of wastes, together with a Consolidated Annual Statement, before June 30, as well as, describe measures taken by the holder in order to comply with the EIA approved by the MEM.

Non-compliance with environmental rules in force may cause the holder to be subject to administrative sanctions.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The following descriptions are excerpts from WGM’s March 2008 technical report entitled “A Technical Review on the Yauliyacu Lead / Zinc Mine, Junin Province, Peru for Silver Wheaton Corp.” (WGM, 2008).

5.1	Accessibility

The Yauliyacu Mine is accessible by paved road approximately 2.5 hours from the capital city of Lima, along the central highway (Carrretera Central) that runs east from Lima to the mine and continues up and over the Andean Cordillera into the Peruvian jungle. The central highway runs parallel to the valley of the Rio Rimac, as does a railroad that was built to service the La Oroya smelter and the Cerro de Pasco mines.

Numerous daily, worldwide flights to and from various countries arrive at Lima's International Airport. Access to the mine is also possible from Callao, the port city of Lima located 10 km northwest from the centre of Lima, on the Pacific coast.

5.2	Climate

The western slopes of the Andes, in Central Peru, present strong topographic and climatic contrasts. Along the continental divide, the snow covered peaks (above 4,500 masl) present a frigid to glacial climate, while areas between 4,000 to 4,500 m (altiplano) exhibit cold (boreal) climates. In the valleys below 4,000 masl, the climates vary from temperate to hot in the deep valleys near the coast. The snow capped peaks and altiplano areas show a marked variation in temperature between day and night, while in the valleys the temperature variations are more moderate. In general, the average temperature varies between 6° and 16°C from the peaks to the coast. The mine property at 4,200 masl exhibits a cold climate during the dry season, May to November with below freezing night time temperatures. During the wet season the temperature is more temperate, the highest temperatures being recorded in November and December.

The rainy season corresponds to the austral summer, with maximum precipitation occurring between the months of December to April, characterized by abundant rainfall between elevations of 2,500 to 3,900 masl. Above 3,900 masl, the precipitation is in the form of snow and hail. Often the rainfall is accompanied by electrical storms.

The dry period corresponds to the months of May through November, although occasional precipitation does occur during this period in the altiplano and along the continental divide. Virtually no rainfall occurs between June to August, which are also the coldest months.

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5.3	Local Resources

The property area is sparsely inhabited by predominantly experienced miners. Inhabitants located along the valleys are engaged in the raising of livestock and in agriculture, typically cultivating potatoes, beans, corn and wheat along the river margins using irrigation canals along the adjacent valley walls. The major agricultural production comes from the cultivated terraces along the sides of the rivers.

Vegetation in the area is intimately related to the climate and elevation. In the Altiplano, agriculture disappears and natural pastures exist for grazing sheep, cows and llamas. Occasional small forests can be found at the heads of the valleys.

Water in the major valleys flows year round, the product of glacial melts at the headwaters, and is generally readily available. For example, the Rio Rimac flows year round and is a major water source of the city of Lima. The water for agriculture along the slope, however, is brought downstream from the rivers by a series of far reaching aqueducts.

A high voltage power line, belonging to Electro-Andes S.A. provides power to the mine. There are plans for the mine to participate in the building of a gas turbine electrical generator that will be connected to electrical grid. This will assure sufficient electrical power during low precipitation periods through Peru's hydroelectric power generators.

5.4	Infrastructure

The Yauliyacu Mine is a well developed mine with the complete infrastructure typical of an operating mine consisting of process plant, mine offices, various repair shops, an assaying laboratory, living quarters, dining facilities, medical centre, etc. The mine operates year round and has been in operation more than 100 years. The underground mine is developed on 26 levels, the lowest level is the 3,900 level located at 3,649 masl. There are four principal levels above the 3,900 level: levels 2,700; 1,700 (where the mine offices, concentrator, main horizontal access and ore extraction are located); 800, and 200. The levels between these principal levels are unevenly spaced with an average distance of approximately 60 m.

Tailings are pumped six km from the mill at 4,210 masl to the Chinchan tailings pond area at an approximate elevation of 4,465 masl.

The Graton Tunnel, built by the Cerro de Pasco Mining company, extends from the Rio Rimac for 11.5 km under the Yauliyacu Mine. The tunnel connects to the mine above to assist in drainage and ventilation.

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5.5	Physiography

The altitude in the Andean Cordillera plays an important role in the climate, as it does with the types of vegetation and the agricultural uses of the land.

The western flank of the Andes is characterized by abrupt topography with an alignment of continuous chains of mountain peaks that limit, to the east, the steep and deep valleys that descend down to the Pacific coast in a west to southwest direction. These valleys vary in altitude from 800 masl (the elevation of the mountain spurs at the coastal plain) to 4,000 masl (head of the valleys on the edge of the altiplano). The altiplano above 4,000 masl is characterized by an area of moderate relief with land forms produced by glacial and fluvial glacial forces. The altiplano is made up of pampas, hills and chains of smooth harmonious mountains that increase in elevation progressively towards the continental divide.

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6.0	History

The following descriptions are excerpts from WGM’s March 2008 technical report entitled “A Technical Review on the Yauliyacu Lead/ Zinc Mine, Junin Province, Peru for Silver Wheaton Corp.” (WGM, 2008).

Mining in the Casapalca district dates back to the early Spanish colonial period when it was restricted to outcropping, or near surface, veins. It is believed the Spanish primarily recovered native silver from rich hydrothermal veins or from the oxidized zones.

Modern style mining began at the end of the 19th century in 1887 with Cia de Minas Los Andes (of Backus and Johnston) on the Rayo vein. Cia Backus and Johnston started the exploration, development and exploitation of several of the mineralized structures in the Casapalca district (Carlos Francisco, Carmen, Bella Union and Aguas Calientes).

In 1921, Cerro de Pasco Corp. (CPC) acquired the Casapalca mine and most of the mining permits and licenses. The current Yauliyacu permits and licenses are from these original land holdings. CPC also built the Graton tunnel.

In January 1974, Centromin Peru (Centromin), a state owned company gained ownership of the Casapalca mining district and through development and selective mining on a mass-scale increased production to 64,000 tonnes per month. In 1997, Empresa Mineral Yauliyacu SA, whose largest shareholder is Quenuales International, purchased the mine. In the purchase deal agreement, the Casapalca mining district was split into two mining areas, the Yauliyacu and Casapalca mines. The Casapalca mine is now owned by Cia. Minera Casapalca S.A., a privately owned company. Although both mines are connected underground, Casapalca operates from its own separate accesses.

In 1998, Yauliyacu implemented a radical improvement action plan and increased the production to 90,000 tonnes per month. New orebodies were delineated that were amenable to more bulk mining methods such as sub-level stoping.

The geology of the Casapalca area was first mapped in 1928 by H.E. McKinsey and J.A. Noble. In 1932, their publication "Veins of Casapalca" outlined the general structures and mineralization of the district. There has been a series of studies on the deposit between 1960 to 1980 including those of Sawkins (1974) and Alverez (1980) whose studies concentrated on fluid inclusions and metal zoning.

Figure 3 shows the Yauliyacu production since 1920.

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Figure 3 -Historical Production (1920 – 2009)

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7.0	GEOLOGICAL SETTING

The following descriptions are excerpts from WGM’s March 2008 technical report entitled “A Technical Review on the Yauliyacu Lead / Zinc Mine, Junin Province, Peru for Silver Wheaton Corp.” (WGM, 2008).

7.1	Regional Geology

The regional geological setting of the western side of the Andean Cordillera of central Peru (Figure 4) is an area of deep valleys with steep slopes, and elevations varying from 800 masl on the west side, to more than 5,400 masl on the east side at the continental divide. The development of the geomorphology occurred in the Cenozoic and gave rise to the following units:

  Dissected western Andean slopes

  Zone of the altiplano

  Remnants of the Puna plain

  Valleys and the zones of the high peaks

The stratigraphic sequence includes rock units from the Paleozoic up to present on the eastern side of the continental divide, and from the Mesozoic on the western side. The oldest rocks are exposed in the centre of the Yauli dome and are those of the Excelsior Group, a pelitic sequence regionally metamorphosed by the Hercinian tectonic disturbance (upper Devonian). Overlying discordantly is a volcanoclastic series represented by the Mitu Group, the result of intensive erosion at the end of the Hercinian event. As a result of the Hercinian orogeny, a zone was uplifted and basins were formed on the east and west flanks. These basins lasted until Albian times (lower Cretaceous).

Mesozoic sedimentation began with a marine transgression, represented in the east by the limestones of the Pucará Group. During lower Cretaceous there were two principal facies being accumulated: 1) the western basin, represented by the Formations Chimú, Santa, Carhuaz and Farrat, mainly sandstones and limestones; and 2) the eastern basin, represented by the Goyllarisquizga Group of sandstones-quartzites and interbedded shales.

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340,000m.E.
350,000m.E.
360,000m.E.
370,000m.E.
380,000m.E.
390,000m.E.
8,720,000m.N.
8,710,000m.N.
8,700,000m.N.
8,690,000m.N.
8,680,000m.N.
CASAPALCA
YAULIYACU
CHICLA
SAN MATEO
YAULIYACU CONCESSIONS
LEGEND
ERA
SYSTEM
STRATIGRAPHIC UNIT
East Sector
West Sector
INTRUSIVE ROCKS
Plutonic
Hypabysal
CENOZOICO
Quaternary
Tertiary
MESOZOICO
Cretaceous
Jurassic
Triassic
Permian
Devonian
Upper
Lower
Alluvial deposits
Fluvioglacial deposits
Glacial deposits
Andesita
SYMBOLS
Normal fault
Overthrust
Mine
N
Scale 1 : 200,000
0
2
10
Kilometres
SILVER WHEATON CORP.
Yauliyacu Mine
Regional Geology Map

Figure 4 -Regional geology (WGM, 2008)

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During the Lower Cretaceous (Albiano), a general marine transgression occurred, caused by the sinking of the basin, which gave rise to deposition in both basins. This deposition consisted of calcareous sequences comprised of the Pariahuanca, Chúlec, Pariatambo, Jumasha and Celendin Formations. At the same period in the most western part of the basin volcanics interbedded with sediments (Quilmaná Group) were deposited. At the end of the Cretaceous and start of the Tertiary during uplift of the Andean mountains, emplacement of large plutonic bodies took place (coastal batholiths). In the eastern sector, deposition of a molasse sequence (Casapalca Formation) resulted from erosion of the uplifted Andean mountains.

Deformation took place in the Eocene (Incaica phase) in the form of folding of the Mesozoic sequence (including the red beds of the Casapalca Formation).

In its final stage, the tectonic event produced magmatic extrusives that covered the area. Volcanic ashes and lava flows were interbedded with the continental sediments, represented by the Rímac and Colqui Groups (western basin), and volcanics of the Carlos Francisco, Bellavista and Rio Blanco Formations to the east.

The tectonic activity at the end of the Oligocene folded these units and generated new faults that followed the pre-existing structural model. The region was subsequently overlain by a volcanic-sedimentary sequence (Millotingo), which was later affected by the Quichuana tectonic phase which resulted in explosive volcanism of the Huarochirí Formation.

Near the end of the Quichuana tectonic phase (between the Miocene-Pliocene), a centre of explosive eruptions and lava flows occurred, which marked the end of the Andean deformation cycle and start of the orogeny that produced the Puna surface. The Puna surface was gradually uplifted to 4,000 masl (Pliocene-Pleistocene) by a system of gravitational (horst-type) faults.

Cenozoic structural development occurred in the form of faulting, folding and emplacement of plutonic and hypabyssal bodies. Mineralizing solutions, related to the magmatism that followed the Miocene deformation, were introduced probably before the deformation of the Lower Pliocene.

Many of the mineral deposits were emplaced in Tertiary volcanic rocks as fracture infillings by hydrothermal solutions.

Fluvial and glacial erosion intensified with uplift during Pliocene-Pleistocene, resulting in deeply incised valleys. The present morphology of the Andes is closely related to the stages of glacial erosion.

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7.2	Property Geology

Property geology (Figure 6) is underlain by a series of Tertiary age bedded rocks that consist principally of sandstones, calcareous shales, limestone, breccias, tuffs and lavas (approximately 5,400 m thick).

The stratigraphy is exposed in a series of anticlines and synclines that are part of the Casapalca Anticlinorium. The axis of this principal structure strikes N20°W, generally paralleling the Andes mountains (Figure 7).

The stratigraphic column is shown in Figure 5.

Figure 5 -Stratigraphic Column

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360,000m.E.
370,000m.E.
8,720,000m.N.
8,710,000m.N.
8,700,000m.N.
N
Mina Caridad
Buenos Aires
San Jose
Huacracocha
Sta. Catalina
Yacumina
Mina Condenado
Velez
Tula
Elisa
Mina Yeso
CASAPALCA
Mina Rosaura
Chisay
Mina Caprichosa
Mina Antachajra
Sta. Rosita
YAULIYACU
BELLAVISTA
Mina Bellavista (Cu)
Luminaria
Aslac (Cu)
CHICLA
Mina Seshi
San Antonio de Padua
Amandita
(Cu-Mo)
Mina Tapada (Cu)
Calera
CARLVA
(Cu)
SAN MATEO
Mina Paraiso
Legend
Geological contact
Fault
Fold axis
Strike and dip of bedding
Vein
Adit
Mine
River
Road
Railroad
Concession boundary
Scale 1 : 75,000
0
750
3,750
Metres
Stratigraphy Legend
QUATERNARY
Q Quaternary Glacial deposits
TERTIARY
Intrusive rocks
Tar Tarucu Porphyritic andesite, (dykes, stocks)
Frg Fraguanachay
Vc Victoria Diorite with sericite matrix
Va Veintiuno Andesite
Mg Meiggs Diorite
Hb Huayracancha Volcanic breccia
Hd Huayracancha Porphyritic diorite
Rb Rio Blanco Formation Tuffs, interbedded limestones
Bv Formation Bellavista Limestones, tuffs and red shales
Fm. Carlos Francisco
Y Yauliyacu Member Red tuffs
CF Carlos Francisco Member Porphyritic andesitic flows
Tab Tablachaca Member Tuffs and porphyritic breccias
Fm. Casapalca
Cm Carmen Member Conglomerates, sandstones and shales
CR Capas Rojas Member Shales and calcareous red sands fones
CRETACEOUS
Jum Jumasha Formation Calizas con lutitas arenosas
Goy Goyllarisquizga Formation Sandstones, shales and quartzites
SILVER WHEATON CORP.
Yauliyacu Mine
Lima Province, Peru
Property Geology Map

Figure 6 -Property geology (WGM, 2008)

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CF 2400-N
CF 1600-N
CF 800-N
CF 000
CF 800-S
CF 1600-S
CF 2400-S
CF 3200-S
CF 4000-S
CF 4800-S
5000m.El.
4500m.El.
4000m.El.
3500m.El.
3000m.El.
N33°E
N62°E
N48°E
Carlos Francisco Shaft
Inclined Shaft
Central Shaft
Consuelo Raise Borer
Raise Borer
Aguas Calientes
Antacuito Level
BELLAVISTA TUNNEL
GRATON TUNNEL
km 11.750
km 11
km 10
km 9
200
800
1700
2700
3900
5200
vt
pcf
cc
cr
cj
Legend:
cc Carmen Conglomerate
cr Casapalcas red beds
pcf Carlos Francisco porphyry
cj Jumasha formation
vt Tablachaca volcanics
800 Levels
Silver Mineralization
Greater than 20 Oz Ag
10 to 20 Oz Ag
Scale 1 : 20,000
0 200 1,000
Metres
SILVER WHEATON CORP.
Yauliyacu Mine
Lima Province, Peru
Vertical Longitudinal Section
Along Vein M And The Graton Tunnel
(with Ag isovalues)

Figure 7 -Vertical longitudinal section along Vein M and the Graton Tunnel

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7.3	Tertiary

The oldest rocks outcropping in the property are the Casapalca Formation that form the broad Casapalca anticline and are cut by the Rio Rimac. The formation is composed of a series of clastic continental sedimentary rocks interpreted to have been deposited in a distal fluvial system. The older Capas Rojas (Red Beds) Member (1,300 to 1,400 m thick) is composed of intercalated shales and calcareous sandstones whose characteristic red colour is due to finely disseminated hematite. The sandstones range in grain size from fine to coarse and commonly exhibit laminar and cross stratification. It should be noted that there is no economic mineralization in the Capas Rojas Member. Overlying the Capas Rojas is the Carmen Member, made up of a series of conglomerate and limestone units interbedded with sandstones, shales, tuffs and volcanic conglomerates that vary in thickness from 80 to 200 m. Conglomerates are also present as lenses composed of cobbles, rounded quartzites and limestones gravels in a sandy clay matrix with a calcareous cement.

Replacement of limestone clasts with a calcareous matrix occurs where the mineralized veins cross-cut the coarse sandstone and conglomerate layers.

The Carlos Francisco Formation consists of a thick series of volcanic rocks overlying the sedimentary rocks and has been divided into three members:

  The Tablachaca Member (overlying the Carmen Member) is composed of a 150 to 200 m thick succession of volcanic rocks made up of tuffs, breccias, agglomerates and extrusive porphyritic rocks.

  Volcanics of the Carlos Francisco Member are up to 450 m thick and overlie the Tablachaca Member. They consist of massive andesitic flows and fragmentals (breccias). Intercalated layers of breccias and porphyritic andesites indicate the top, bottom and center of the flow. The breccia beds consist of angular, porphyritic fragments that are generally a green colour and are enclosed in a matrix of red coloured, porphyritic rock.

  The Yauliyacu Member is composed of tuffs and conformably overlies the Carlos Francisco volcanics. The tuffs are fine grained and red in colour with a vertical thickness of 50 m.

The Bellavista Formation overlies the Carlos Francisco Formation and outcrops in the southern part of the property. It exhibits a varied vertical arrangement of sediments and volcanics. The principal sediment facies are limestones and siliciclastics (sandstones to siltstones) while the volcanics range in composition from tuffs to andesites. A prominent characteristic of the formation is the presence of thin beds of grey to occasionally dark grey limestones. The dark grey limestone beds contain nodules of quartz or fragments of fine grain tuffs and red shales.

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The Rio Blanco Formation overlies the Bellavista Formation and is composed predominately of finely bedded volcanic (mainly red, lapilli tuffs with interbedded breccia units). The base of the formation is marked by interbedded limestone.

The Quaternary geology in the Casapalca area is represented by a series of glacial deposits and recent formations.

7.4	Intrusives

Various intrusives of Tertiary Age are commonly observed in the northern part of the Yauliyacu property. These intrusives are of intermediate composition and chemically similar. They all have a high soda content but vary in texture and alteration.

In the southeast part of the property, dykes and stocks of the Taruca porphyry intrude the volcanics. A north-south elongated stock outcrops on the Taruca Mountain.

Three major sub-parallel inverse faults cut the area: 1) the Infiernillo strikes N38°W and dips 70°SW, 2) the Rosaura strikes N43°W and dips 80°SW (contains mineralization); and 3) the Americana strikes N38°W and dips 70°NE. In the southwest of the district, the Rio Blanco Fault has a strike close to N35°E, paralleling the M and C vein systems. The Grand Fault strikes N55°W and displaces the veins.

Hydrothermal and polymetallic vein mineralization of the Casapalca District occurs as either narrow veins or disseminated orebodies within late Cretaceous to Tertiary volcaniclastic and fluvial sediments. Mineralization crosses the stratigraphic sequence but it is concentrated within the Casapalca and Carlos Francisco Formations.

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8.0	DEPOSIT TYPES

The following descriptions are excerpts from WGM’s March 2008 technical report entitled “A Technical Review on the Yauliyacu Lead/ Zinc Mine, Junin Province, Peru for Silver Wheaton Corp.” (WGM, 2008).

The Yauliyacu deposit is described as a hydrothermal polymetallic vein type deposit, believed to result from circulating hydrothermal fluids. These fluids extracted, transported and then precipitated sulphide minerals into open space fillings and replacement bodies. Chloride-rich brines and recirculating meteoric waters interacted to produce the ore fluids. Sulphides precipitated as a result of decreased pressure and temperature, reaction with the wallrock, or a mixing of fluids. The origin of the metals is thought to be either magmatic or dissolved from the country rocks.

This type of deposit is characterized by changes in mineralization and mineralogical continuity along the vein system. As the hydrothermal fluids precipitate sulphides, the chemical composition changes, thus producing a continually varying chemical and mineralogical deposition along the vein.

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9.0	MINERALIZATION

The following descriptions are excerpts from WGM’s March 2008 technical report entitled “A Technical Review on the Yauliyacu Lead/ Zinc Mine, Junin Province, Peru for Silver Wheaton Corp.” (WGM, 2008).

Casapalca mineralization occurs in two forms: hydrothermal polymetallic veins and disseminated orebodies. The veins are up to five km along strike on surface of which four km have been exposed underground. Typically, the veins are 0.3 to 1.2 m in width with a known vertical range over two km. The major vein structures dip 60° to 80°NW. Strike slip faulting, prior to the mineralization event, controlled the vein structures with the formation of duplexes (a strike slip duplex is a set of horizontally stacked horsts bounded on both sides by segments of the main fault). Hydrothermal brecciation of the host rock occurs between faults.

In the veins, the ore forming minerals are mainly sphalerite, galena, tetrahedrite, tennantite and chalcopyrite. The typical gangue minerals are pyrite, quartz, calcite, rhodocrosite, dolomite, sericite and manganiferous calcite.

Mineralogical study of vein mineralization indicates a cross cutting relationship with the following four stages of fluid movement and precipitation:

1.	NE-SW veins with Zn, Pb, Ag and Cu polymetallic mineralization

2.	N-S veins with Cu mineralization

3.	E-W veins with Ag and Pb mineralization

4.	Gangue fluid deposition of quartz and carbonates

The mineral paragenesis is shown in Figure 8. Mineralization temperature is interpreted to have commenced at 370°C and terminated at approximately 200°C. The salinity of the mineralizing fluids is estimated to range from 4 - 40% NaCl weight equivalent.

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Figure 8 -Paragenesis of the Mineralization at Casapalca (WGM, 2008)

The main mineralized veins within the Casapalca District are referred to as the principal veins (denoted as L, M, N and N3 veins) and are located in the central mine. The L and M veins strike N20E and dip moderately to the west. The N and N3 veins strike EW and dip steeply to the north. Offshoots and splays from the main vein structures are a common. Strong hydrothermal alteration is typical in the form of silicificaton, pyritization and sericitization proximal to the veins with distal propylitic alteration.

Disseminated mineralization was discovered in the late 1980s and are referred to as cuerpos. These have proven to be an important part of the Yauliyacu reserve. There are three different types of cuerpos:

1.	Stockwork and disseminated mineralization in the hangingwall and footwalls of the large veins. These range from less the 1 m to 8 m in width.
2.	Stockwork and disseminated mineralization in sigmoidal shaped structures occurring at strong bends in the veins
3.

Stratiform replacement of limestone clasts and the matrix in conglomerates and coarse grained sandstones (Carmen Member) close to cross-cutting veins. Large orebodies often occur between two main vein systems, implying that the mineralizing solutions encountered susceptible horizons (sandstones and conglomerates) with suitable porosity and permeability to permit sulphide deposition. These orebodies can be up to 120 m in length, 15 to 20 m wide and 80 m in depth. This type of mineralization has dominant propylitic alteration with abundant epidote.

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Mineralization at the Yauliyacu Mine is zoned vertically and laterally. Vertical zoning occurs with high grade silver near surface and high grade zinc in the lowest levels of the mine. Zoning exists laterally (Figure 8) centered on the Casapalca Red Beds Zone 1 and grades away on both sides proximally into Zone 2 and distally to Zone 3.

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10.0	EXPLORATION

Throughout the mine life at Yauliyacu, the focus of exploration has been the continued expansion of mineralized zones (Vetas, Cuerpos, and Horizontes) within the mining lease. Over the years the mine has been extremely successful at replacing production, as well as, expanding resources and reserves. Figure 9 displays the resource tonnage since 1999. The large increase in 2007 was due to the new Horizontes mineralization and expanded resources at depth.

Figure 9 -Historic Resource Tonnage

The majority of exploration at Yauliyacu takes place within the mine due to the rugged terrain and current depth of mining and mineralization. However, surface trenching is an important tool in locating new veins and the upper extensions of veins defined at depth. The main forms of underground exploration are drilling and development.

During 2009, diamond drilling totalled 14,206 m and exploration development totalled 4,435 m. Development resulted in the definition of 888,220 tonnes of resources grading 2.57% zinc, 0.73% lead, 0.23% copper and 65.0 g/t silver for an average ratio of 200.3 tonnes per metre of advance. Details of the resource ratio per metre of diamond drilling is described in Section 11.0.

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Exploration at depth remains a priority and with success will result in the deepening of the Pique Central shaft down to the Graton Tunnel level. The Ricardito Tunnel is currently being slashed (4.5 x 4.0 m) to allow access for the larger mining equipment. The enlarged tunnel will also improve ventilation and productivity in the lower mine. The long section in Figure 10 shows the general silver distribution and the significant deep diamond drilling accomplished since 2006.

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1600N
1200N
800N
400N
000
400S
800S
1200S
1600S
2000S
2400S
2800S
UNIDAD SUR
UNIDAD NORTE
Nv.400
1700
2700
3900
Legend:
More than 20 oz Ag
10 - 20 oz Ag
Less than 10 oz Ag
DDH completed
DDH non economic
DDH proposed 2008
Projected workings
Scale 1:12,500
0 125 625
Metres
SILVER WHEATON CORP.
Yauliyacu Mine
Lima Province, Peru
Budget 2008 Exploration Development
Diamond Drilling Deep Project
Graphics by: Watts, Griffis and McOuat
After: UNIDAD MINERA YAULIYACU

Figure 10 -Long Section Showing Diamond Drilling and Development

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11.0	DRILLING

As in most underground mines, diamond drilling is vital to the continued operation of Yauliyacu. Limited resources and reserves can be drilled at a time, due to access constraints within the underground development. Thus, a focused annual drilling program is required. The drilling budget for 2009 was US$0.84 million for a total of 12,930 m. Realized expenditure totalled US$0.80 million and 14,206 m.

This drill program focused entirely above the 3,900 level and defined 820,240 tonnes of resources for a conversion rate of 57.7 tonnes per metre. No deep drilling was completed in the lower mine during 2009.

11.1	Core Size

The majority of underground drilling uses BQ size core. When large underground openings are encountered, the void is cased with NQ and the hole is continued with BQ. Deep holes from either surface or underground typically begin with HQ and reduce down to NQ.

11.2	Collar Surveying

The Geology Department marks underground drillhole collars with a painted triangle. When the collar position has been measured by the Survey Department, a circle is painted around the triangle. Collar locations are provided to the Geology Department who then plot the location to verify accuracy and communicate back to the Survey Department if holes do not plot where anticipated.

11.3	Downhole Surveying

Short underground holes of 150 m or less are typically not downhole surveyed because the historic drilling indicates the deviation is minimal. Longer holes are downhole surveyed using a Reflex Easyshot instrument on regular intervals.

11.4	Contractors

All Yauliyacu diamond drilling is completed by contractors. In 2008, the mine was exploring with eight to nine rigs operated by the following contractors:

  Rockdrill Contratistas Civiles y Mineros S.A.C., Chorrillos, Lima

  Remicsa Drilling S.A. (Remicsa), Lima, Peru

In 2009 the drilling was reduced to three rigs, all operated by Remicsa. Remicsa’s rigs consisted of one Longyear LM 45 rig and two Meter Eater rigs.

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The current cost of drilling is $50, $55 and $65 per metre for the first 100 m of BQ, NQ and HQ respectively. Costs increase by $2 per metre for each subsequent 100 m interval.

11.5	Core Recovery

Core recovery is quantified on a regular basis by the core shack helpers by comparing the recovered core between blocks to the drilled interval. Recovery is considered excellent at Yauliyacu both within the sandstones and volcanics, averaging over 95%.

11.6	Logging Procedures

The following bullets describe the current logging procedures at Yauliyacu:

  Drill core is transported from the drills to the core shack located within the mining facility between the plant and the administration offices.

  Core boxes are ordered and cleaned ensuring the hole and box numbers are clearly labelled and the downhole position blocks are properly placed.

  Core recovery and Rock Quality Designation (RQD) measurements are collected.

  A lithological log which includes rock type, color, texture, alteration, structure and mineralization is entered into handheld Portable Data Accessory (PDA) units utilizing the DH Lite program (part of Datamine’s DH Logger).

  Sample intervals are marked on the boxes using a permanent black felt pen. The minimum sample interval is 0.05 m and maximum is 1.0 m. Lithological contacts are respected during sampling.

  Core is wet with water and digitally photographed.

  Core sample intervals selected for analyses are halved using a diamond blade saw. The core is inspected by a geologist prior to cutting and when necessary a cut line is marked to ensure representative halving.

  The cut core is permitted to dry.

  Sample tags are written for each analysis interval. One portion of the tag remains with the archived portion of the core and the other is placed in a plastic sample bag with the analysis portion of the core. Sample bags are secured with masking tape.

  When drilling new areas quality control samples are inserted according to the following proportions:

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o	Standards –every 50th sample

o	Blanks –every 25th sample

o	Duplicates –every 25th sample

  Sample batch forms are completed detailing the delivery date, number of samples and sample number intervals. The sample preparation laboratory has a similar sample receipt sheet, which confirms the samples received upon delivery.

  A program of reducing archived core is in place whereby the barren core intervals from old mining areas are reduced to save space in the core shack. All core from new mining areas is kept.

Table 5 details the codes currently used in producing the lithological logs.

Table 5 –Logging Codes

11.7	Security Procedures

In the authors’ opinion, the core transfer procedures and security measures in place at Yauliyacu conform to industry standard practice, or better. After taking custody of the drillcore, Yauliyacu geologists conduct an industry compliant program of geological and geotechnical logging, photography and sampling.

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12.0	SAMPLING METHOD AND APPROACH

12.1	Exploration drilling sampling

The exploration drilling sampling procedures are described in Section 11.6. The core sampling method is consistent with industry standards. All core designated for sampling is cut with a diamond blade saw and flushed with fresh water. The core is cut so that it approximately halves the mineralization. If mineralization is not homogenous, a geologist marks a cutting line directly on the core. One half is selected for analytical analyses and the remainder is archived in the core box. All core are considered to be representative of the mineralization that was drilled. Diamond drill core sampling is the industry standard practice for mineral deposits of potential economic significance where ground quality permits acceptable core recovery.

Sample intervals are selected according to lithology and mineralization intensity. In many cases, the sample intervals are equivalent to the driller’s depth markers, except where abrupt changes in lithology or mineralization occur. In these cases, the sample intervals reflect the extent of lithological types and mineralization within the block markers.

12.2	Underground sampling

The mine utilizes the following mining methods which are further described in Section 19.1.1:

  Conventional Cut and Fill along veins (CRVC)

  Mechanized Cut and Fill in Cuerpos (CRCM)

  Shrinkage (SHR)

  Sub-levels in Cuerpos (SLC)

  Open Stope (OPS)

  Sub-level in Veins (SLV)

  Conventional Cut and Fill with Support (CRVCS)

Underground sampling is an important grade control tool at Yauliyacu. The main sampling method is channel sampling. Channel samples are collected by the Geology Department using hammer and chisel perpendicular to the veins on 1.0 to 2.0 m intervals with samples varying in length from 0.1 to 1.0 m with a minimum weight of 3.0 kg. Locations are marked using spray paint. Sample intervals are chosen to preserve changes in lithology and mineralization intensity. Where possible additional samples are taken into the adjacent host rock so that the economic limits of the mineralization can be properly defined. Care is taken to ensure that the sulphides and host rocks are representatively sampled since the host rocks tend to be much harder than the sulphides. Samples are sent to the laboratory and prepared according to the procedures described in Section 13.1.

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In 2009 the mine began new quality control measures for the channel sampling whereby the supervisor randomly selects channel samples for duplicate sampling. Analysis of the duplicate channel sampling is detailed in Section 14.1. Also, the Geology Department noted that the size of samples collected was often quite variable. The preparation lab now weighs all channel samples and contacts the Geology Department when samples of less than 2.0 kg are received.

Lab turnaround is typically the following day. After analyses are received, the economic widths of the channels are marked with spray paint.

Muck pile and scoop / truck sampling is also done on a regular basis to help reconcile mined grades with the plant.

12.3	Grade Control

Each of the five sections of the mine have a specific geologist who is dedicated to the drilling and grade control. Each geologist has three helpers who paint contacts, place plaques in waste piles and collect samples (channel and muck). Plaques are placed in waste piles to ensure waste material is not sent to the Process Plant. The plaques are made of metal and are numbered. The helpers note where the numbered plaques are placed and the Process Plant notifies the Geology Department when a plaque is collected from the conveyor belt magnet.

The grade control geologists map all development advances within their section of the mine and assist in optimizing grade through visual observations and sampling analyses.

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13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

13.1	Sample Preparation

The sample preparation laboratory is located within the mine site analytical laboratory building. Separate areas exist for the preparation of Mine and Process Plant samples. The following points describe the preparation procedures for mine samples, which include drillcore, channel and muck samples:

  Samples are arranged on metal trays and dried in one of two large ovens.

  Samples are passed through a jaw crusher, which reduces the material to a minimum of 70% passing 8.0 mm (2.5 US Mesh). A separate jaw crusher is used for exploration samples.

  Samples are then passed through a roller crusher, which reduces to a minimum of 90% passing 2.0 mm (10 US Mesh).

  The jaw and roller crushers are cleaned with compressed air and coarse quartz is passed through after every 5th sample. If high grade material is noticed quartz is passed through the crushers after each high grade sample.

  The crushed sample is reduced to 300 grams using a riffle splitter.

  The sample split is then milled using a Rocklabs pulverizer to a minimum of 98% passing 0.104 mm (140 US Mesh).

  The pulverizer dishes are emptied under an enclosed vent hood to minimize dusts and contamination. There is a separate Rocklabs pulverizer and vent hood for exploration samples.

  No further reduction occurs and the 250 to 300 gram sample is placed in a paper bag and sent to the analytical lab.

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Diamond Blade Saw

Jaw Crusher

Roller Crusher

Dryer Ovens

CAMPANA EXTRACTORA
POLVO N° 1
Rocklabs Pulverizer & Vent Hood

Climate Controlled Balance Room

Figure 11 -Sample Preparation Equipment, Mine

The following points describe the preparation of Process Plant samples:

  Plant samples are collected every six hours.

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  Separate filter presses are used to dry the bulk and zinc concentrates.

  Samples are then milled using a Rocklabs pulverizer to a minimum of 98% passing 0.104 mm (140 US Mesh).

  A 250 to 300 gram sample is then placed in a paper sample bag and sent to the analytical lab.

Figure 12 -Sample Preparation Equipment, Plant

13.2	Sample Analyses

All Yauliyacu samples are analyzed at the mine site analytical laboratory. The following two methods of analysis are routinely done:

1.	Fire Assay (FA) for gold and silver.

2.	Atomic Absorption Spectrometer (AAS) for zinc, lead, copper, silver and iron. Samples returning silver results of > 40 g/t are Fire Assayed.

Due to its high altitude location, the balance room is temperature and humidity controlled to ensure precision.

The analytical laboratory obtained ISO 9001 certification in December 2009.

13.3	Laboratory Quality Assurance/ Quality Control (QA/QC)

13.3.1	Sample Preparation

Sieve tests are completed on a daily basis to ensure the crushing and pulverizing equipment are achieving the desired size reductions. If the desired sieving percentage is not achieved, the equipment is recalibrated. The desired crush and grind sizes are critical in ensuring proper homogenization during splitting.

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Blanks are routinely prepared in the preparation laboratory to monitor contamination. Efforts have been made in recent years to reduce contamination with strict procedures in place for the cleaning of equipment between each sample.

13.3.2	Analytical

The Yauliyacu laboratory has its own independent QA/QC system consisting of the following types of check analysis:

  Duplicates -every 10th sample

  Standard Reference Material (Standards) -every 5th sample for FA and every 25th wet sample analyses

  Blanks –every 50th sample

The Standard material was prepared at the Yauliyacu site and sent out to a number of laboratories in Lima for Round Robin Analyses. Standards MR Bulk Yauli1, MR Bulk Ros1, MR GEO 1 and MR DDH 1 were analyzed at the following four laboratories:

  Laboratorios SGS del Perú SAC

  Laboratorios Inspectorate Services SAC

  Laboratorios CIMM Perú SA

  Laboratorios Alfred H. Knight

Standards MR GEO 2, MR GEO 3, MR DDH 2, MR DDH 2 and MR DDH 3 were analyzed at the following four laboratories:

  Laboratorios SGS del Perú SAC

  Laboratorios Inspectorate Services SAC

  Laboratorios CIMM Perú SA

  Laboratorios Minlab SRL

Upper and lower limits of ± 2 standard deviations from the mean for each Standard were determined from the Round Robin analyses. Table 6 and Table 7 display the accepted limits used in evaluating the FA and wet assay Standards respectively. Plots of a small dataset of the Duplicates and Standard analysis results from the Yauliyacu laboratory are located in Section 14.2 and Appendix A.

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Table 6 -Fire Assay Standards -Accepted Limits

	Standard Reference Materials
Accepted Limits	MR Bulk Yauli1	MR Bulk Ros1	MR GEO3	MR GEO 4	MR GEO 5
Ag g/t Lower	4,821.66	1,550.20	1,248.18	1,893.89	2,463.08
Ag g/t Upper	4,898.80	1,564.51	1,291.73	1,961.70	2,504.76
Au g/t Lower	0.42	1.69	0.37	0.42	0.48
Au g/t Upper	0.50	1.80	0.43	0.48	0.56

Table 7 –Wet Assay Standards -Accepted Limits

	Standard Reference Materials
Accepted Limits	MR DDH 1	MR DDH 2	MR DDH 3	MR GEO1	MR GEO2	MR GEO3
Zn% Lower	1.03	1.45	6.75	10.31	3.18	9.54
Zn% Upper	1.11	1.53	6.91	10.61	3.40	10.12
Pb% Lower	0.49	0.16	2.36	3.91	1.85	6.27
Pb% Upper	0.53	0.18	2.46	4.09	1.91	6.63
Cu% Lower	0.07	0.12	0.74	1.07	0.52	2.11
Cu% Upper	0.09	0.14	0.78	1.15	0.56	2.19
Au oz/t Lower	1.75	0.56	7.09	19.31	8.82	40.13
Au oz/t Upper	1.91	0.64	7.39	19.71	9.26	41.53

13.4	Data Security

The following data security procedures are in place:

  Samples sent from the core shack and received at the laboratory are both documented.

  Traceability records prevent errors in identification and ensure the sample history can be followed as part of the analytical chain of custody.

  All records and reports are archived.

  Rejects and pulps are archived in case a new analysis is required.

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  The balances and climate monitoring systems are certified annually by an external group. The two AAS machines are certified twice a year.

  Analytical results are digitally transferred to a secure database to prevent data entry errors and tampering.

  The laboratory has implemented a new computer system for tracking the samples through the analyses steps. This system is very secure and also has the benefit of automatically shuffling the position of the QA/QC samples and the specific Standards used (Figure 13).

Figure 13 -Laboratory Sample Tracking Computer Program

13.5	Opinion on the Adequacy of Sampling, Sample Preparation, Security and Analytical Procedures

The authors have toured the Yauliyacu sample preparation and analytical laboratories and were impressed by the order and cleanliness of the areas. In the authors’ opinion the preparation, security and analytical procedures are at or above industry standard levels.

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The authors suggest replacing the roller crusher with a modern crusher such as a Rocklabs Boyd Crusher. Roller crushers are difficult to clean and therefore more susceptible to cross contamination of samples.

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14.0	DATA VERIFICATION

14.1	QA/QC Measures

All data generated from drilling and underground sampling is thoroughly checked by the Geology Department. Sample locations are examined on section and plan view to ensure correct plotting. Drill collar locations are checked to ensure they correspond to the drilling platforms and sample data are checked to ensure they correspond with the mining advance surveys. The new geological SQL database GEAS, has automated checks which look for interval errors and out of range analytical results during importing. All errors are reported back to the laboratory or the core shack for correction and care is taken to ensure all corrections are entered into the database.

The Laboratory has implementing a new sample tracking program that automatically inserts Blanks, Standards and Duplicates into the sample stream. The Laboratory’s independent QA/QC system is described in Section 13.3.2.

As described in Section 12.2 the Geology Department began a program of duplicate channel sampling during 2009. Table 8 compares the channel samples taken with and without supervision. Although the samples taken without supervision average slightly higher, SLW considers the comparison results to be reasonable. Collecting representative chip samples requires dedication as the grades along one sample can vary considerably and the sulphide material is significantly softer than the host rock. In SLW’s opinion, the duplicate channel exercise is worthwhile and provides further confidence in the channel sample data.

Table 8 -Duplicate Channel Sample Comparison

	%Zn		%Pb		%Cu		Ag opt
	With Supervision	Without Supervision	With Supervision	Without Supervision	With Supervision	Without Supervision	With Supervision	Without Supervision
Av Grade	3.66	3.69	1.44	1.50	0.37	0.40	4.33	4.55
Diff	0.03		0.06		0.03		0.22
% Diff	0.8%		4.0%		7.5%		4.8%
St Dev	5.37	5.37	2.73	2.79	0.94	0.98	10.48	12.25
Correlation	95.0%		97.0%		97.0%		97.0%

14.2	Verification by Authors

In order to independently confirm the accuracy of the laboratory QA/QC program, the authors requested and received the laboratory analytical QA/QC data for February 2010. The laboratory provided plots of the Standards analyses for silver, lead, copper and zinc with appropriate limit bars, tables of the Duplicate and Blanks analyses. The following are the Standards plots for silver which are generated automatically in the lab’s new software. Additional plots for lead, copper and zinc are located in Appendix A. All data plot within the accepted limits defined from the round robin analyses.

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Figure 14 -Standard MR GEO 1 –Silver (oz/t)

Figure 15 -Standard MR GEO 2 –Silver (oz/t)

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Figure 16 -Standard MR GEO 3 –Silver (oz/t)

The author produced Q-Q plots of the results from Duplicate analyses for zinc, lead, copper and silver (Figure 17 and Figure 18). The two datasets compare very well for each element.

Figure 17 -Q-Q Plots of Lab Duplicates, Zinc and Lead

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Figure 18 -Q-Q Plots of Lab Duplicates, Copper and Silver

Plotting of the Blanks data (Figure 19) shows consistent low levels for all metals. All except two of the results are below 0.25 ppm which is an extremely low concentration for iron, copper, lead and zinc. Silver results are close to zero ppm.

Figure 19 -Blank Analyses Results

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14.3	Additional Verification

During WGM’s due diligence visit to Yauliyacu in 2006 for SLW’s silver stream acquisition, two representative quartered core samples were collected and analyzed at ALS Chemex Laboratory (ALS), Vancouver, BC, Canada. Table 9 shows a good comparison between the ALS and Yauliyacu laboratories.

Table 9 -WGM Independent Analyses, 2006

			Yauliyacu:				ALS Chemex:				Difference
Drillhole	From	To	Zn%	Pb%	Cu%	Ag g/t	Zn%	Pb%	Cu%	Ag g/t	Zn%	Pb%	Cu%	Ag g/t
1206-16	70.62	71.18	13.33	1.53	0.4	105	18.95	0.7	0.52	115	5.62	-0.83	0.12	10
1706-12	115	115.5	5.41	4.01	0.68	536	5.09	3.38	0.53	357	-0.32	-0.63	-0.15	-179

14.4	Opinion on the Verification of Data

Based on the checks made by the Yauliyacu Geology Department, the authors and WGM, SLW concludes that the data has been verified to a sufficient level to permit its use in a CIM compliant resource estimate.

The authors believe that the Laboratory’s QA/QC program adequately monitors the performance of the preparation and analytical laboratories to ensure contamination of samples does not occur and that results are both precise and accurate. SLW suggests that the Geological Department initiates a similar program to further increase confidence in the Yauliyacu data.

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15.0	ADJACENT PROPERTIES

The following descriptions are summarized from WGM’s March 2008 technical report entitled “A Technical Review on the Yauliyacu Lead/ Zinc Mine, Junin Province, Peru for Silver Wheaton Corp.” (WGM, 2008) with minor updates made by SLW for details that have changed since WGM’s report.

In the immediate area of the Yauliyacu Mine, there are the following three properties with mining/exploration activity:

  Cia. Minera Rosaura S.A. (Rosaura)

  Cia. Minera Casapalca S.A. (Casapalca)

  CIMALSA Mine

The Rosaura Mine concessions are owned by Quenuales and are optioned to Rosaura by Quenuales. It is agreed that any mineral reserves found on the Rosaura property will be processed at the Yauliyacu Mine, however the Rosaura mine was closed on November 25, 2008 due to low metal prices. Quenuales plans to mine 500 tpd from Rosaura during 2010 and process the ore at the Yauliyacu plant. In 2009 Glencore sold the Rosaura mill to Trevali Resources. The Rosaura mill will be dismantled and moved to Trevali’s Santander mine located near Cerro de Pasco.

The Casapalca Mine is adjacent to Yauliyacu and exploits the same deposit. Casapalca produced 45,000 tonnes per month in 2005.

The CIMALSA mine, Calera Limestones is located to the south on the Yauliyacu property.

The following small concessions holdings do not have current mining/exploration activity but contain either minor open pits or outcrops with weak alteration:

  To the northwest of Concession Casapalca 1 are located adjacent concessions that were requested for non-metallics and contain a few isolated pits with no mineralization of importance.

  To the northeast of Concession Casapalca 2 are small adjacent concessions containing small pits that show weak propylitic alteration associated with structures of a few centimeters width.

  To the east of Concession Casapalca 3 and Casapalca 5 are small adjacent concessions claimed for metals showing isolated outcrops with propylitic and weak argilitic alteration.

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  To the west of concession Centromin 18 are scattered outcrops and pits showing alteration associated metallic mineralization.

  To the west of concessions Centromin 19, Milagros Alexandra 1, Casapalca 4, and Casapalca 20 are scattered outcrops and pits showing weak alteration associated with metallic mineralization.

  To the east of concession Casapalca 20 are a few small isolated pits with argilitic alteration associated with centimeter wide structures.

  Adjacent to concessions Casapalca 19, Los Balcanes 1-81 and Balcanes 1-82a are outcrops with relatively important metallic mineralization present.

  To the west of concessions, Casapalca 12, 13 and 15, are a few outcrops and pits.

  To the east of concessions Casapalca 16, 17, 18, 12 and 8 are a few outcrops and pits.

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

16.1	Summary

The Yauliyacu Process Plant is located immediately adjacent to the main mine access at 4,210 masl. Despite the steep mountainous terrain of the mill location, the installation is an upgraded milling facility with a capacity of 3,600 tpd. Mill expansions occurred during 1998 to 2001. A higher production throughput of 4,000 tpd is possible but is dependent on the hardness of the ore.

Figure 20 -Yauliyacu Process Plant and Adminstration Buildings

The Process Plant is capable of producing separate zinc, lead and copper concentrates, however current smelter terms make it more favorable to produce a bulk (copper, lead, silver) and a zinc (zinc, silver) concentrates. Separate copper and lead concentrates have not been produced since the second quarter of 2003.

Typical metallurgical recoveries and concentrate grades are shown in Table 10.

Table 10 -2009 Metallurgical Recovery by Concentrate

	Recovery				Concentrate Grade
	Zn%	Pb%	Cu%	Ag %	Zn%	Pb%	Cu%	Ag g/t
Bulk Concentrate		84.1	70.4	78.4		45.6	8.9	3,779
Zinc Concentrate	86.0			7.3	55.4			182

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Highway trucks haul the bulk and zinc concentrates to the Callao ocean port for transport overseas. The bulk concentrate had previously been trucked to the La Oroya smelter which was closed during 2009. A press release dated March 1, 2010 disclosed that Glencore has agreed to provide financing to help Doe Run reopen La Oroya. Doe Run’s Vice President Jose Mogrovejo stated the aim is to reopen the smelter within six weeks. By mid-2010, a new concentrate load-out facility will be commissioned at the mine to begin transporting the concentrates to the coast by rail. Depending on if the Doe Run smelter is successfully re-opened, the bulk may be redirected back inland to La Oroya.

The tailings is dewatered to a higher density and pumped six km (178 mm diameter) using positive displacement pumps (700 Hp) to the Chinchan tailings facility.

The Yauliyacu mine has been in operation for 118 years with historical production records tabulated since 1920. In 1974, the mine became part of a State owned mining company called Centromin. Over the next decade, production grew incrementally from 1,500 tpd to 2,500 tpd (Figure 3). At the end of the 1990’s, the Mine and Process Plant were expanded to achieve 3,600 tpd. Glencore purchased the Yauliyacu operation in 1996 from Centromin.

The high mechanical availability of the Process Plant of 96% is attributed to a strong commitment at the mine to ensure that at least one day per month is allocated for scheduled maintenance.

The plan for 2010 is to process 1.34 million tonnes at 1.0% lead, 2.43% zinc, 0.2% copper and 94.2 g/t silver grades. Figure 21 shows the decline of historic grades since 1920.

Figure 21 -Historical Grades (1920 – 2009)

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16.2	Process Description

The different processes employed in the Process Plant are summarized by function in the flowsheet shown in Figure 22.

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EMPRESA MINERA LOS QUENUALES S.A - UNIDAD MINERA YAULIYACU
FLOWSHEET DE LA PLANTA CONCENTRADORA

Los Quenuales S.A.
Mineral proveniente de mina
Tolvas de Gruesos
Tolva No 01
Chanc. Quijada
CAJON DISTRIBUIDOR DE AGUA
Extractor de polvos
OTROS
R = Rieles para carros mineros
P = Parrilla estacionaria de rieles
C = Carros metaleros
E = Electroimán
T = Tripper (Distribuidor de carga)
B = Balanza Ronan
Fe = Faja electroimán
Zarandas Vibratorias
Tolvas de Finos
Stock Pile
Chancadoras Cónicas
PLANTA DE CAL
LOOP DE CAL
Tolvas de Cal
Molino 4'x 4'
Zarandas de Alta Frecuencia
Nido de ciclones D:20
Molino de Bolas Marcy 12'x 13'
Molino de Barras 13'x 20.8'
Molino de Bolas Dominiun 10.5'x 11'
M. Primario
M. Secundario
Poza de Recuperación
Rougher Bulk
Cleaner I
Cleaner II
Cleaner III
Scavenger Bulk
Acondicionadores Zn
Scavengher Zinc
Rougher II Zn
Cc. Bulk
Cc. Zinc
Celda Tanque Rougher I Zn
Bomba Metso 1
Tromel
Cedazo Estacionario
Linea de descarga de 12"
Espesador 45'x 8'
Espesador 25'x 8'
Bombas Svedala N1 y N°2
Allis Chalmers
Cocha 3
Cocha 2
Cocha 1
Cocha 5
Poza de Emergencia
Linea de descarga hacia poza emergencia
Linea de retorno
Linea férrea
Valvula de emergencia Nordstrom
Válvulas
Bombas 5k
Dumper inlet
Dumper outlet
Wirth 01
Wirth 02
Poza 1
Poza 2
Poza 3
Poza de Concreto
Río Rimac
Relavera Chinchan
Bombas Esco
Poza de Sedimentación

LEYENDA :

No	Descripción
1	10 Carros mineros de 8 TMH c/u
2	3 Tolvas de mineral grueso de 350 TMH
3	3 Alimentador de placas de 36' x 15'
4	Faja transportadora No 01 de 36"x 1005; F-1
5	Grizzly estacionario 2 1/2" de abertura
6	Chancadora de quijada Fyma 24" x 36"; Ch-1
7	Faja transportadora No 02 de 30" x 270'; F-2
8	Faja transportadora horizontal de 30" x 28'; F-H
9	Cedazo Horizontal JCI No 01 de Dos pisos 6' x 16'
10	Chancadora Symons Standard de 5.5"; Ch-2
11	Faja transportadora No 3 de 36" x 230'; F-3
12	Faja transportadora No 4 de 36" x 290'; F-4
13	Cedazo vibratorio No 02: Tycan Dos pisos 6'x 16'
14	Cedazo vibratorio No 03: Tycan Dos pisos 6'x 16'
15	2 Chancadoras Symons Short Head de 5.5'
16	Faja transportadora No 5 de 30" x 760'; F-5
17	4 Tolvas de finos metálica de 600 TMH
18	Fajas alimentadoras (Alimentadores)
19	Brazo giratorio de descarga hacia stock pile
20	Faja alimentadora (Alimentador)
21	Faja Transportadora de alimentación
22	Faja transportadora No 6 de 36" x 430'; F-6
23	Faja Transportadora N° 07 de 36" x 47.5'; F-7
24	Molino de barras Nordberg 13' x 20.8'
25	Bomba vertical Galigher de 2 1/2"; V-1
26	2 Bombas Ash 200 MCC, 200 HP; B;1, 2
27	Nido de tres Ciclones D-20LB; C-1; C-2; C-3
27 - B	**Zarandas** de Alta Frecuencia.
28	Molino de bolas Marcy 12' x 13'
29	Nido de dos Ciclones D-20LB; C-4; C-5
30	Molino de bolas Dominiun 10.5' x 11'
31	2 Bombas Wilfley 6K, 200 HP; B;3, 4
32	Bomba vertical Galigher de 2 1/2"; V-2
33	02 Celdas Outokumpu OK28 - Rougher Bulk.
34	01 Banco de 04 celdas Agitair No 48 Cleaner Scavenger
35	01 Banco de 06 celdas Agitair N° 48, 1ra limpieza bulk
36	02 Bombas N: 13,14 Wilfley 2k; B:13; 14
37	01 Banco de 06 celdas Agitair N° 48, 2da limpieza bulk
38	02 Bombas N: 11, 12; Wilfley 5k, Wilfley 4k; B:11; 12
39	02 Bombas N: 15 ,16; Wifley 4k, Wifley 2k; B:15; 16
40	03 Celdas Outokumpu OK28- Scavenger Bulk
41	02 Acondicionadores de 10'x10', cabeza circuito zinc
42	Bomba Denver 10' x 12'
43	Celda Tanque RC-50, celda unitaria
44	02 Bombas Denver N° 5: 8x6 y N°6 : 8x6
45	02 Celdas Outokumpu OK28- Rougher Zinc
46	02 Bancos de 06 celdas Agitair No 48 Cleaner I
47	01 Banco de 06 celdas Agitair No 48 Cleaner II
48	
49	02 Bombas No 24, 25 Wilfley (5k y 4k), Conc. Zinc; B:24; 25
50	01 Bomba vertical Galigher de 2 1/2 "; V-9
51	03 Celdas Outokumpu OK28- Scavenger Zinc
52	Cedazo estacionario de relave
53	01 Bomba Metso N° 1
54	Espesador de 45' de relaves
55	Espesador **de 25' de relaves (**Stand by)
56	01 Bomba Svedala para efluente espesador 45'x8'
57	02 Bombas Svedala
58	02 Bombas Allis Chalmers
59	01 Bomba Metso N°2
60	Poza de emergencia, poza nueva
61	Poza de concreto (Tres pozas No 01, 02 y 03)
62	02 Bombas Wilfley 5k de recuperación
63	01 Bomba vertical Galigher de 2 1/2 "
64	02 Bombas Wirth, bombas de diafragma
65	01 Bomba Wilson Snyder
66	Ciclones D-15, 1 en operación y 5 stand by
67	Cancha de sedimentación
68	Poza de sedimentación
69	02 Bombas Esco
70	Espesador de concentrado bulk 25' x 8'
71	Bombas SRL-C 5"x4" B:31; 32
72	Bomba Vertical Galigher de 2-1/2" No 13
73	Faja de transportadora de Conc. Bk. (Pb), Faja N:8
74	02 Filtros Dorr Oliver 8' X 12' de bulk No 1 y 2
75	01 Filtro Dorr Oliver 8' X 12' Alternativo No 3
76	Faja de transportadora de Conc. Bk. (Zn), Faja N:9
77	02 Filtros Dorr Oliver 8' X 12' de Zinc No 4 y 5
78	Faja de transportadora de Conc. Zn , Faja N:10
79	Clarificador de agua de espesadores 25'x8'
80	01 Bomba Wilfley 2k
81	Bomba Vertical Galigher de 2-1/2" No 14
82	Espesador metálico alternativo 50' x 10'
83	01 Bomba Wilfley 2k
84	02 Bombas de succión SRL 2 1/2"x2" C1; C2
85	02 Bombas de vació COMESA
86	Espesador de concreto 60'x10'
87	02 Bombas Wilfley 4k; No 34; 35
88	Cocha de de finos Conc. Zn
89	Cocha de de finos Conc. Bk
90	02 Tolva de almacenamiento de cal de 30 Toneladas
91	01 Faja transportadora de 25' x 20"
92	01 Molino de bolas de 4' x 4'
93	01 Tanque acondicionador de 47 pies cúbicos.
94	01 Bomba Wilfley 3CB
95	01 Hidrociclon de 10" de diámetro.
96	01 Cajón distribuidor de lechada de cal
97	02 Acondicionadores de 10' x 10'
98	01 Bomba Wilfley 4CB
99	Bomba Vertical Galigher de 2-1/2"
100	Muestreador automático de cabeza
101	Muestreador automático de Conc. Bulk
102	Muestreador automático de Conc. Zinc
103	Muestreador automático de Relave Bulk
104	Muestreador automático de Relave Final
105	Multiplexor
106	Cochas de sedimentación de efluente Planta

Figure 22 –Process Plant Flowsheet

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16.2.1	Crushing

The ore (25-30 cm) is transported by rail from underground on the 1,700 level (4,210 masl), to the two underground ore bins (live capacity of 400 tonnes each). There is also a surface ore bin which has a live capacity of 300 tonnes. This coarse ore is then transported to the process plant on a conveyor belt (914 mm wide) that feeds the three-stage crushing (jaw, cone, cone) in the Process Plant. Crushing is required to operate on average 20 hours per day.

Coarse ore from the bins are classified into a stationary grizzly (7.6 cm) with the over-sized material sent to the crusher. The primary crushing consists of jaw crusher FIMA (91 x 61 cm) that reduces the ore from a close setting of 7.6 cm at a rate of 250 tonnes per hour. This crushed material is pre-screened (vibrating double screen, upper deck 50 x 50 mm, lower deck 16 x 36 mm) and is further reduced to a P80 of minus 2 cm in the secondary cone crusher (Standard Symons crusher, 1.7 m diameter), which operates in open circuit. And finally, tertiary crushing is accomplished similarly with another cone crusher (Short-head Symons crusher, two units) with a P80 setting of minus 1.3 cm operating in closed circuit with another vibrating double screens (upper deck 20 x 50 mm, lower deck 14 x 38 mm).

The final crushed material is either conveyed to one of the four fine ore bins (400 tonne live capacity each) or stored in a surface stockpile (2,000 tonne capacity). This stockpile is used for blending or increasing production on an as needed basis.

16.2.2	Milling

Comminution is a two stage process. Primary grinding occurs in a Nordberg rod mill (4.0 x 6.3 m, 90 mm diameter rods) where ore is automatically fed at a controlled tonnage rate from the fine ore bin. Ore is wet ground to a P80 of 212 microns in this conventional rod mill circuit and classified by hydro-cyclone pak. The fines fraction is sent directly to bulk flotation, while the coarse fraction is reground.

Secondary grinding occurs in a ball mill (3.7 m x 4.0 m, 64 mm diameter balls), which operates in closed circuit with 0.5 m diameter hydro-cyclones. The following initial reagents are added to this phase of grinding with further additions staged later on:

  Depressants: sodium bisulphate, zinc sulphate, sodium cyanide

  Primary and Secondary Collectors: xanthate Z-11, AP 4037, A 242

  Frother: MIBC

The overflow (P50 of minus 74 microns) is then sent to differential flotation.

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16.2.3	Differential Flotation

A bulk concentrate (lead and copper) is produced first by passing through a series of rougher, scavenger and two cleaner stages. The final concentrate produced is then thickened (3.6 m length x 2.4 m diameter) to 70% solids and then dewatered using a drum filter (3.6 m length x 2.4 m diameter) to a typical moisture content of 9.0%.

Typical reagents used to in the bulk concentrate include the following:

  Depressor: Sodium Bisulphite, Zinc Sulfate, Sodium Cyanide

  Primary Collector: Xanthate Z-11

  Secondary Collector: AP4037, PEB 208, AR1242

  Frother: MIBC

The bulk concentrate underflow is sent for further conditioning prior to entering the zinc circuit using the following reagents:

  Activator: copper sulphate

  Depressor: lime

  Collectors: Xanthate Z-11, AR-1242

  Frother: MIBC

Similarly, the zinc flotation process passes through a series of rougher, scavenger and three cleaner stages. The final concentrate produced is thickened (18.3 m diameter x 3.0 m height) to 65% solids and dewatered using a drum filter (3.6 m length x 2.4 m diameter) to a typical moisture content of 10%. All recovered water is returned back as process water.

16.2.4	Concentrate Handling Facility

Both bulk and zinc concentrates are weighed and conveyed to storage sheds awaiting ground transportation. The storage area is enclosed with metal cladding. Portions of the roof have been replaced with transparent paneling to aid in drying the concentrate.

In the past, highway trucks hauled the bulk concentrate to the Doe Run lead smelter in La Oroya. Currently, bulk and zinc concentrate is hauled to an ocean port (Callao) for transport overseas. Additional concentrate handling and storage fees are accrued for the zinc concentrate mixing at the port.

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16.2.5	Backfill

The Yauliyacu mine operation has the capacity to produce both a hydraulic and paste backfill. The hydraulic backfill circuit is located in the Process Plant. It has not been used since 2000 as this created excessive water problems underground. At that time, the backfill bulkheads and the underground dewatering system were not able to handle the extra volume of water.

In the upper mine, a 1,850 tonne per day stand alone high density paste backfill plant was constructed in 2000. This paste backfill plant operated for about a year and a half before it was shut down in 2002 when the operating costs could not be justified. Since then, plans have been made to re-open the paste backfill plant in 2009 to target the filling of old mined stopes for stability. However, despite the benefits of using paste backfill to reducing the surface tailings storage requirements and providing passive support in the underground stopes, low metal prices again have deferred any capital expenditure that would have been allocated to re-commissioning the paste backfill plant. Approximately $3-4 million is required to update the infrastructure (pumps and pipelines) and to conduct product testing to confirm the required strength criteria.

Currently the mine utilizes waste rock generated from underground development as backfill primarily for the cut and fill stopes. When convenient, waste rock is also placed in sub-level stopes.

16.2.6	Tailings

Final tailings are produced after the zinc concentrate is recovered. The tailings are dewatered (7.6 m diameter x 2.4 m height) from a slurry density of 30% to 54% solids and pumped in a single stage along a 5.5 km length pipeline (15 cm diameter, steel pipe, lined) to the Chinchan tailings storage facility (TSF). There are three positive displacement pumps (two – 800 Hp Wirth pumps, one Wilson Snyder pump) aligned in parallel, of which only one pump is required at any one time. Due to the expected high pressures (10.3 MPa) required to pump the tailings over this distance, extra efforts are made to ensure that no foreign materials are introduced into the tailings thickening stage to protect the pumps.

A control panel monitors the pressure at four key points along the pipeline (0.0, 0.4, 1.8, 3.0 kms) to detect any leaks. Remote control capabilities on a gate valve located 500 m away from the Process Plant enables tailings to be diverted into an emergency storage area (7,000 cubic metres) in the event of a leak. The approximate capacity is two days of production.

The tailings are cycloned (0.4 m diameter) at the Chinchan TSF to direct the coarser size fraction for building the containment structure itself and to deposit the overflow material upstream of the dam crest.

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A French drain system has been constructed at the base of the TSF to facilitate the collection and removal of water infiltrating the structure. Piezometers have been installed along the TSF to monitor groundwater levels. Only minimal levels of water have been recorded to date.

Reclaim water from both the French drains and the decant towers (located at the upstream extremity of the TSF) is pumped into a settling pond. This water is returned by gravity through concrete pipes (1.0 m diameter) back to the Process Plant for recycling.

Surface drainage water from the catchment basin around the TSF is ditched and re-directed to the Rio Rimac downstream of the TSF. The Yuraccocha waterfall, located to the east of TSF, also drains into the Rio Rimac. The remaining water requirements of the Process Plant are sourced from this surface water catchment.

16.2.7	Instrumentation and Control

The analytical laboratory is located at the Yauliyacu Process Plant and is responsible for sample preparation, fire assay and wet chemistry (refer to Section 13.0).

Metallurgical accounting is done by sampling at predetermined points in the flowsheet on a 24 hour basis. All assays are conducted by wet chemistry.

Conveyor belt weightometers are used for the recording of feed and concentrate tonnage and are continuously monitored. The concentrate load out facility has a weightometer to record shipped concentrate lots. QA/QC checks are completed to assure appropriate scale operation and calibration.

16.3	Material Characteristics

16.3.1	Hardness (grindability)

The ore processed has a Bond Work Index (ball mill) between 14.5 and 15.8 kWh per tonne, which is considered a hard material. Compared to similar deposits in Peru, the Yauliyacu ore is harder than the average.

Table 11 -Hardness

Mine	Bond Work Index	Comments
Attacocha	12.5	Medium (BWI = 9 14)
Milpo – Porvenir Mine	12.5	Medium
Morococha	13-14	Hard (BWI = 14 20)
Milpo – Cerro Lindo	11.2	Medium
Yauliyacu	14.5-15.8	Hard

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Depending on the hardness, personnel at the process plant estimate the maximum production rate could approach 4,000 tpd without modifications to the crushing and grinding circuits.

16.3.2	Bulk Density

The average ore density is 2.82 g/cc. For a slurry with 54% solids and a P80 below 74 microns, the expected pulp density is 1.53 g/cc. Pumping this slurry to the TSF requires high pressure 10.3 MPa (1,500 psi) and does not lend itself to settling. Over the last 5 years, the tailings pipeline has been ‘pigged’ at least once.

16.3.3	Deleterious Elements

Iron content affects metallurgy recovery in each of the concentrates. The head grade of pyrite processed in 2008 ranged from 6 to 7%, which is considered to be low. This resulted in a 9% and 5% iron content reporting to the bulk and zinc concentrates respectively. Personnel at the mine estimate that metallurgical problems would occur when the iron content exceeds 10% in the bulk concentrate and 6% in the zinc concentrate.

The presence of oxides also contribute to decreasing metal recovery and lowering concentrate quality.

Since the host rock contains a significant amount of carbonates, the natural pH is neutral (pH = 7.5).

16.4	Product Recovery

The current Process Plant has been operating at 3,600 tpd since the last upgrade in 1998. Since then, metallurgical recoveries for all metals produced have been relatively constant (Figure 23).

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Figure 23 -Process Recovery for Produced Metals (1999-2009)

As expected, metallurgical recoveries vary slightly with the head grade. A scatter plot of the yearly data collected since 1999 was compiled by SLW. Figure 24 and Figure 25 show the relationship between head grade and recovery for the four payable metals.

Figure 24 –Zinc and Lead Recovery and Grade Relationships

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Figure 25 -Copper and Total Silver Recovery and Grade Relationships

During 2009, the zinc recovery was 86.0% in the zinc concentrate. Lead and copper recovery was 84.0% and 70.4% respectively in the bulk concentrate. The combined silver recovery in both concentrates totalled 85.6%.

The expected grade profile over the 2010 LOM mine plan does not vary significantly. It follows that the planned metal recoveries can be reasonably expected to yield similar results as in prior years. Quality and recovery complications can arise in the concentrates if the proportion of oxides is not controlled.

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17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1	Summary

Yauliyacu Mineral Resources and Mineral Reserves were estimated by the Geology Department staff under the direction of Walter Toledo (Yauliyacu Geology Superintendent). Yauliyacu Resources and Reserves were audited by Neil Burns and Samuel Mah who confirm that the estimates have been prepared in accordance with CIM Standards for Mineral Resources and Mineral Reserves (CIM, 2005).

Two dimensional (2D) conventional modeling methods and parameters were used in preparing the Resource estimates for the upper mine and 3D block modeling methods in the lower mine. Resource estimates were prepared in accordance with principles accepted in Canada.

The conventional modeling method utilized AutoCAD to create block area estimates and average vein widths were applied from the sampling to estimate the block volumes. The volume models were created utilizing drillhole logs, channel samples, underground mapping and interpretations. In situ grades were estimated by length weighting the block channel and drillhole samples. Grade capping was applied to control outliers. Grades are diluted twice, first by multiplying by the estimated dilution factor and then by the Mine Call Factor (MCF), both of which are specific to the planned mining method. Block density values are estimated from a formula based on the concentrations of lead, zinc and copper. Block tonnage is estimated by multiplying the volume by the density by the MCF to create a diluted tonnage specific to the planned mining method for that block.

The 3D block modeling method has been used for the Horizontes zones of the lower mine only. A large portion of the mine workings from the upper levels are not in a 3D digital format which makes block modeling difficult. Wireframe interpretations of the Horizontes zones have been generated in the Datamine mining software on 12.5 m sections. Drillhole and channel data was composited on 1.0 m intervals and grades were estimated into 2 x 1 x 2 m blocks using the Inverse Distance Squared (ID2) method of interpolation. Hard boundaries were applied to the different zones. An average density of 2.8 g/cc was applied to the mineralized blocks.

A mineral resource classification scheme consistent with the logic of CIM (2005) guidelines has been applied. The Mineral Resource estimates are classified as Measured, Indicated and Inferred. The reporting of Mineral Resources at Yauliyacu implies a judgement by the authors that the resources have reasonable prospects for economic extraction, insofar as the technical and economic assumptions are concerned. The use of the term “Mineral Resource” makes no assumption of legal, environmental, socio-economic and governmental factors.

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Mining cut-off values were determined based on a combination of economic, mining and geological factors specific to each mining method.

Stope designs were generated in AutoCAD taking into account access, cut-off values, planned and unplanned dilution and ore loss. Appropriate minimum mining widths were applied specific to the various mining methods.

Measured and Indicated Resources were converted to Proven and Probable Reserves according to CIM (2005) guidelines, taking into account relevant mining factors, cost, transportation, treatment charges and smelter payable considerations.

17.2	Database

Until recently, Yauliyacu drilling and mine sample data was stored in Excel. Currently, the drilling data is stored in a DH Logger database, which is associated with the Datamine geological and mining software. The mine has developed a robust SQL database (GEAS) into which all of the new drilling information has been imported and work is in process to import the remaining drill data. The database also stores the mine sampling data, as well as, the QA/QC data, and has all of the normal importing and data validation checks.

The Laboratory uploads the assay data to a secure database on the network from which the Geology Department imports the data directly to GEAS.

17.3	Conventional Method

17.3.1	Conventional Method - Volume Estimation

Block area dimensions are created on a longitudinal section applying a length of approximately 25 m in the horizontal directions. On average the distance between sub-levels is 60 m which is typically divided into four, 15 m blocks. Widths are estimated from drillhole logs and mapped excavations. Average width estimates are multiplied by the area to produce a volume estimate for each block.

17.3.2	Conventional Method - Block Grade Estimation

In situ block grade estimation is done by length weighting all of the contained drilling and channel assay data. Assays that are more than 1.5 times the average block grade (calculated without the high grade sample) are considered outliers and are reset to the level of 1.5 times the average block grade. The average block grade is then calculated by including the topcut grade value(s).

Diluted block grades are estimated in the following two steps:

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1.	Multiplying the in situ block grade by the dilution factor specific to the planned mining method.

2.	Multiplying the diluted block grade by the MCF specific to the planned mining method.

Table 12 shows the MCF for the two styles of mineralization and Table 13 shows the dilution factors for each mining method.

Table 12 -MCF for Grades

Style	MCF
	Zn	Pb	Cu	Ag
Cuerpos	0.8	0.8	0.8	0.8
Vetas	0.8	0.8	0.8	0.7

Table 13 -Dilution Factors by Mining Method

	Dilution Factor
Method	Description	Dilution Factor
SLC	Sub level in Cuerpos	0.90
SLV	Sub level in Vetas	0.90
CRCM	Mechanized Cut and Fill in Cuerpos	0.85
CRVC	Conventional Cut and Fill in Vetas	0.85
SHR	Shrinkage	0.85
OPST	Open Stoping	0.90

17.3.3	Conventional Method - Density

Prior to 1999 average density values were applied to Vetas and Cuerpos. The Mine recognized that this method was not accurate because density was observed to vary greatly along a single Veta or Cuerpo.

In 1999, a density study was undertaken. A total of 72 samples, collected within 36 blocks, were sent to the CIMM-PERU SA laboratory in Lima for analytical and density analyses. The following formula was generated from these analyses:

This formula is applied to the estimated grades of each block to produce a block density estimate.

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During a recent visit to Yauliyacu, AMEC felt that the density formula may not be as robust as it could be because iron content is not considered. The Geology Department is planning to conduct density measurements on archived core and mine samples to develop a new formula that includes iron. SLW suggest applying a multiple regression formula of zinc, lead, copper, silver and iron against measured density.

17.3.4	Conventional Method - Tonnage Estimation

In situ block tonnage is estimated by multiplying the block volumes by the estimate block density.

Mineable tonnage is estimated by applying the mine recovery, dilution and mining loss factors shown in Table 14. External dilution is defined as waste over ore and is considered to have zero grade. For example a Cuerpos block to be mined with sub levels, with an in situ tonnage of 15,730 tonnes and an average width of 6.9 m would have a mineable tonnage of 15,398 tonnes as illustrated below. The mining losses accounts for the physical limitations of equipment when mucking.

Table 14 -Mining Factors by Method

Method	Mining Recovery	External Dilution (m)	Mining Losses
CRCM	85%	0.5	5%
CRVC	85%	0.3	5%
OPST	90%	0.1	5%
SHR	85%	0.3	5%
SLC	90%	1.0	5%
SLV	90%	1.0	5%

The amount of dilution presented in Table 14 accounts for wall slough (hangingwall, footwall, back and end walls if applicable) and backfill. Based on the authors’ experience, the amount of dilution is likely to be underestimated for these mining methods. Blast damage alone can account for 0.25 m of external dilution for each applicable stope wall in good ground conditions. Excessive external dilution can occur depending on in situ ground conditions (i.e. rockmass, stress, structure). Due to the narrow nature of the Yauliyacu orebodies dilution will be a significant factor regardless of mining method. However, the authors observed that the diluting contact material is often mineralized to varying degrees, which likely reduces the underestimation of dilution.

The minimum mineable ore width at Yauliyacu is 0.8 m.

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17.4	Block Modeling Method

Block modeling methods were used in estimating resources for the Horizontes zones of the lower mine. This is the first time block modeling methods have been used in resource estimation at Yauliyacu. At this time, none of these resources have been converted to reserves.

Wireframe interpretations were completed for the Horizontes zones using the Datamine mining software (Figure 26). Polyline interpretations were completed on 12.5 m sections incorporating drilling and channel sample data as well as geological mapping. A total of 40 drillholes and 192 channels were used in the interpretations. A total of 24 zones were interpreted.

Figure 26 - Horizontes Wireframe Interpretation – Datamine

Drillholes and channels were composited on 1.0 m intervals from collar to toes. Compositing sample data of various lengths to a common length is important in providing equal support. Composites were flagged with codes specific to interpreted zone in which they occur.

A grade continuity analysis was conducted for each of the zones, however only four zones produced robust variograms. The orientations and ranges from these variograms were averaged to produce a search ellipse with a rotation of 0° Z, -20°Y and 0° Z. A search ellipse with dimensions of 25 m x 25 m x 25 m was used in estimating Measured and Indicated blocks and an expanded search ellipse was used for Inferred.

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A 3D geology model was generated in Datamine by coding the geological wireframes to a block model with the dimensions shown in Table 15. Separate block models were generated for each zone.

Table 15 -Block Model Origin

Origin	Block Size	Number of Blocks
366,270 m X	2	370
8,711,070 m Y	1	245
3,610 m Z	2	135

Block grades for zinc, lead, copper and silver were interpolated used the Inverse Distance Squared method. An average density of 2.8 g/cc was applied to all zones.

Blocks were classified as Indicated if they were estimated with the original search ellipse and Inferred if estimated with the expanded search. The Horizontes Resources are detailed in Table 16.

Table 16 -Horizontes Mineral Resources

Category	Tonnes	Zn%	Pb%	Cu%	Ag g/t
Indicated	1,382,720	2.61	0.13	0.30	34.5
Inferred	5,073,391	2.37	0.14	0.29	35.1

17.5	NSR Calculation

Block value is assigned according to the following formula which incorporates metal price, metallurgical recoveries, payable terms, deductions, refining, penalties, treatment charges and freight assumptions. Metal prices, concentrate grades and recoveries are shown in Table 17 and Table 18.

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Table 17 -Metal Price Assumptions

Element	US$/t	US$/lb	US$/oz
Zn	$1,500	$0.68
Pb	$1,450	$0.66
Cu	$4,600	$2.09
Ag			$13.00

Table 18 –Concentrate Specifications 2009

Parameter	Zinc Concentrate	Lead Concentrate
Zn% Concentrate Grade	55.4
Pb% Concentrate Grade		45.6
Zn% Recovery	86.0
Pb% Recovery		84.1
Cu% Recovery		70.4
Ag% Recovery	7.3	78.4

17.6	Cut-off Determination

At Yauliyacu, four mining methods are employed to extract the two orebody types (Vetas, Cuerpos). On-site operating costs for each of these mining methods are derived from first principals that account for the key cost drivers (i.e. operating development, equipment, power, materials, ventilation, other mine services, supervision). The total on-site operating costs include the Mine, Process Plant, Maintenance, General and Administration costs. Off-site operating costs include all associated smelter, refining, treatment charges and transportation for each of the concentrates produced.

Mining cut-off values for each mining method are based on the cost assumptions shown in Table 19.

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Table 19 -Cut-off Values by Mining Method, 2009 (per tonne processed)

Method	Mining Cost	Preparation	Plant, Admin, Others Costs	Transport Costs	Resource Cut-off	Lima Office Costs	Drilling Amortization	Devel, Explor Amortization	Reserve Cut-off
SLC	10.19	4.85	11.43	0.41	26.88	4.54	0.77	2.77	34.96
SLV	11.94	6.91	11.43	0.41	30.69	4.54	0.77	2.77	38.77
CR-CM	12.96	7.08	11.43	0.41	31.88	4.54	0.77	2.77	39.96
CR-VC	22.58	3.89	11.43	0.41	38.31	4.54	0.77	2.77	46.39
CR-VCS	35.25	4.52	11.43	0.41	51.61	4.54	0.77	2.77	59.69
OPS	22.05	5.03	11.43	0.41	38.92	4.54	0.77	2.77	47.00
SHR	18.78	5.20	11.43	0.41	35.83	4.54	0.77	2.77	43.91
DEVEL	0.00	0.00	11.43	0.41	11.84	4.54	0.00	0.00	16.38

17.7	Classification

The mine classifies resources and reserves following the Australasian Code for Reporting of Exploration, Mineral Resources and Ore Reserves (JORC, 2004). The authors reviewed the classification scheme and confirm that it is also consistent with the logic of CIM guidelines.

Yauliyacu Mineral Resources and Mineral Reserves are classified according to the following steps:

Step 1 –Informing Data

For the block modeling method (Horizontes zones only), blocks were classified as Indicated if they were estimated with the original search ellipse and Inferred if estimated with the expanded search.

For the conventional method resources are initially classified according to sample information and geological interpretation. If significant geological information exists on mining levels, without drilling information between levels, the blocks immediately above and below the level are classified as Indicated and the inner blocks as Inferred as illustrated in Figure 27. If there is drilling information between the levels, the blocks are initially classified as Measured and Indicated (Figure 28). Indicated and Inferred blocks are also classified away from mine workings where drilling information sufficiently provides the required confidence in the interpretation. If a block contains one drillhole it is classified as Inferred. If a block contains more than one drillhole and if good continuity exists, it is classified as Indicated.

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Figure 27 -Classification Schematic Section, No Drilling Between Levels

Figure 28 -Classification Schematic Section, Drilling Between Levels

Step 2 –Accessibility

Resources are evaluated in terms of accessibility whereby resources that can be accessed by existing or near-term infrastructure are grouped as Accessible and those that come online later in the mine plan as Inaccessible.

Step 3 -Economics

All blocks with NSR values that meet the minimum resource cut-off value thresholds described in Section 17.5 and Table 19 are tabulated according to the classification categories described in Step 1 and are at least marginally economic at current metal prices.

Blocks from within the Accessible group described in Step 2 that meet the reserve cut-off value thresholds are tabulated as Reserves. Measured Resources are upgraded to Proven Reserves and Indicated Resources are upgraded to Probable Reserves. Inaccessible Resources that meet the reserve cut-off value thresholds are not upgrade to Reserves. No Horizontes blocks were upgraded to Reserves.

17.8	Resource and Reserve Tabulation

The currently defined Measured plus Indicated Yauliyacu Resource is 6.5 million tonnes grading 3.76% zinc, 1.46% lead, 0.43% copper and 208.6 g/t silver. The Inferred Resource is 15.4 million tonnes grading 3.28% zinc, 1.17% lead, 0.36% copper and 158.3 g/t silver. These Mineral Resources are exclusive of Mineral Reserves.

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Table 20 -Yauliyacu Mineral Resources –December 31, 2009

Category	Tonnes	Zn%	Pb%	Cu%	Ag g/t
Measured	539,515	4.22	0.95	0.50	128.9
Indicated	5,914,545	3.72	1.50	0.42	215.9
M&I	6,454,059	3.76	1.46	0.43	208.6
Inferred	15,355,068	3.28	1.17	0.36	158.3

The currently defined Proven plus Probable Yauliyacu Reserve is 2.8 million tonnes grading 2.33% zinc, 0.98% lead, 0.24% copper and 121.9 g/t silver.

Table 21 -Yauliyacu Mineral Reserves –December 31, 2009

Category	Tonnes	Zn%	Pb%	Cu%	Ag g/t
Proven	1,012,745	2.38	0.85	0.25	106.1
Probable	1,798,308	2.30	1.06	0.23	130.8
P&P	2,811,052	2.33	0.98	0.24	121.9

The Reserves are compiled by Orebody Type in Appendix B.

17.9	Resource and Reserve Comparison 2008 – 2009

Table 22 compares the new 2009 Yauliyacu Resources and Reserves to the 2008 figures. The Proven plus Probable Reserves increased by 0.75 million tonnes while Measured plus Indicated Resources decreased by 0.11 million tonnes. The most dramatic change is the Inferred Resources which increased 3.94 million tonnes. In terms of silver metal, Proven plus Probable Reserves increased by 3.5%, Measured plus Indicated Resources dropped 14.5% and Inferred Resources increased 2.5%.

Table 22 -Resource and Reserve Comparison 2008 - 2009

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17.10	Reconciliation

The Geology Department does a monthly comparison of the mine production to the expectations of the reserve estimates. Mined grades are compiled from the channel and muck sampling and compared to the reserve estimates on a block by block basis. Mined tonnage is estimated by scoop and truck counts. Table 23 displays the 2009 reconciliation summarized by mining method. Note that the production figures do not account for mining outside of the reserves. Production tonnage is consistently below reserve estimates due to the fact that mining in the majority of blocks is ongoing (ie the blocks have not been exhausted). Production grades vary above and below estimated reserve grades but on average are lower. Typically channel sampling is biased high, however without a direct comparison to the mill it is not possible to judge the robustness of the reserve grade estimates.

Table 23 -2009 Mine – Reserve Reconciliation

When unexpected grades are encountered at the mill, the Geology Department samples the active areas to determine the source of the discrepancy. However, a true reconciliation of the mill to the mine is not routinely conducted because of the difficulty in tracking mined tonnes. A new computer system is being installed to track mined tonnage from the stopes to mill, which will assist greatly in reconciling mine production with the mill.

17.11	Opinion on the Resource and Reserve Estimation

The conventional method of resource estimation used at Yauliyacu is a “tried and true” method which has been in place for many years. Continued mining success and reconciliation with the plant validates the estimation practices. SLW supports the method, parameters and factors utilized. The only suggestion that SLW makes is for the gradual replacement of the 2D vein projections with 3D interpretations to more accurately estimate vein volumes.

The introduction of block modeling is an important step towards incorporating a more rigorous geostatistical analysis in estimation. SLW supports the block model parameters and makes the following suggestions for improvements:

  Incorporate all of the Horizontes zones into a single block model with individual codes for each zone.

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  Switch from the Inverse Distance interpolation method to Ordinary Kriging which utilizes the grade continuity analyses (variograms) and declusters the data.

  Conduct a more rigorous grade capping analysis such examining inflection points in cumulative distribution plots instead of the 1.5 times the block average method currently in use. The Coefficient of Variation (standard deviation divided by the mean) should be examined for each vein to ensure single grade populations are modeled.

  Increase the block size to approximately 5 m x 1 m x 5 m with appropriate sub- blocking to preserve interpretation volumes.

  Apply the same density formula used in the conventional estimation method to the block model instead of the average 2.8 g/cc density.

18.0	OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information to report.

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19.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

19.1	Mining Operations

The underground mine is accessed from several adits located at various elevations (H1, H2, H3, 800, 1700, 1900, 2100, 2700 levels). Currently, the mine is divided into five operating Sections over the 26 levels (Figure 29). In general, the levels are spaced approximately 60 m apart. The primary access is the 1,700 level, which is also where all the production exits the mine using an electric rail haulage system. Active mining at elevations below this horizon use mobile equipment to transport the ore to an internal winze system (Pique Central - vertical shaft from 3,900 to 1,700 level, Pique Aguas Calientes – inclined shaft from 3,900 to 2,100 level). A network of internal raises has been developed to handle the ore and / or waste generated in the upper mine (above 1,700 level). Loading chutes installed at the bottom of these raises are pulled to load directly onto the rail cars for transport out of the mine.

At Yauliyacu, four mining methods are employed to extract the three orebody types (Vetas, Cuerpos, Horizontes). These include modern mechanized mining methods using trackless equipment wherever possible (cut and fill, sub-level open stoping) and other more selective captive techniques using hand-held equipment (shrinkage, narrow vein open stoping).

To meet the production capacity and provide sufficient flexibility, the operation strives to maintain in the order of 40 active stopes for production (18 Cuerpos, 22 Vetas). Development headings in ore number approximately 20 (10 Cuerpos, 10 Vetas).

Modern mine planning utilizes both Datamine and AutoCad to support production and mine development scheduling.

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Watts, Griffis and McOuat

LEVEL (Old)
LEVEL (New)
ALTITUD (m.s.n.)
N
E
S
SECCION III
SECCION I
SECCION II
SECCION IV
SECCION V
Nv. 5000 (HA)
Nv. 4940 (H0)
Nv. 4860 (H1)
Nv. 4800 (H2)
Nv. 4710 (H3)
Nv. 4640 (200)
Nv. Principal 4210 (1700)
ZONA ALTA
ZONA BAJA
PLANTA CONCENTRADORA
CHIMENEA JUANITA
R.B. CONSUELO
PIQUE CENTRAL
PIQUE AGUAS CALIENTES
RAISE DE DRENAJE
Bocamina 27 Yauliyacu
TUNEL GRATON
San Mateo
Distance Stopes – Shaft = 580 m
Distance Stopes – Shaft = 1100 m
VERTICAL DISTANCE FROM LEVEL H1 TO LEVEL 3900 – 1275 m
VERTICAL DISTANCE FROM LEVEL H1 TO LEVEL 4500 – 1475 m
VERTICAL DISTANCE FROM LEVEL H1 TO GRATON TUNNEL – 1670 m
SILVER WHEATON CORP.
Yauliyacu Mine
Lima Province, Peru
Mine Longitudinal View
Graphics by: Watts, Griffis and McOuat
After: UNIDAD MINERA YAULIYACU

Figure 29 -Mine Long Section (WGM, 2008)

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19.1.1	Mining Methods

Depending on the continuity, dip and width of a mining block, the appropriate mining method is assigned that will optimally extract the ore. The following sections describe the salient points for each of the mining methods employed.

Cut and Fill (Veta or Cuerpos)

Conventional cut and fill mining techniques are utilized for their selectivity in poor to fair ground conditions with a Rockmass Rating (RMR) > 45. In Vetas, the narrow widths restrict the type of equipment to hand-held and small scale pneumatics. As mining widths allow (Cuerpos), micro-scoops can be used to improve on stope productivities. Ground support is limited to timber supports as there is generally not enough room to install rock bolts. The minimum mining block dip is 50°, which limit the amount of dilution taken for 2.1 m cut heights. Access to each cut is generally from the footwall side.

Approximately 35 to 45% of the 2010 production is planned from this mining method.

Shrinkage (Veta)

Shrinkage stoping provides the advantage of selectivity, but is only applicable in fair to good ground conditions (RMR > 60). Stopes are mined from bottom up taking horizontal slices (1.5 m cut height) while working off the broken blast muck. Only the swell material can be recovered from each blast so a high level of control must be exercised to keep the working elevation relatively even. A series of boxholes are established on the bottom horizon to control the amount of broken muck that can be pulled. The minimum mining block dip is 60° to ensure gravity feed.

Less than 3% of the 2010 production is planned from this mining method.

Open Stope (Veta)

Open stopes are established similarly to the shrinkage stopes with the exception that the majority of the broken ore is recovered from each blast. Workers prepare to take blasts while working on elevated wooden platforms wedged between hangingwall and footwall. Ground conditions are necessarily good to ensure the workers are safe while working at the face. Mining is accomplished with only hand-held pneumatic equipment. Access is gained from manways / ventilation routes established on either side of the stope. A series of ‘Chinese hoppers’ are developed on the bottom horizon to control the amount of broken muck that can be pulled.

Approximately 10 to 15% of the 2010 production is planned from this mining method.

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Sub-Level Stoping (Veta or Cuerpos)

For Vetas or Cuerpos that are wide (greater than 2.0 m) and continuous, sub-level stoping is a method that provides high productivity but low selectivity. Stopes are established with 30 m sub-level spacing to enable drilling both uphole and downhole vertical rings. Blasting of 64 mm diameter holes on a 1 m x 1 m pattern yields a high powder factor. In general, ground conditions are considered to be fair (RMR > 55), which result in stable openings. Once the stope has been mined out, backfill is placed if waste is conveniently available.

The bulk of the 2010 production (50%) is sourced from this mining method. The remainder of Process Plant feed comes from ore development.

19.1.2	Backfill Management

Currently, only run of mine waste is used as backfill primarily for the cut and fill methods. Waste rock is placed in empty sub-level stopes if waste is readily available.

Plans to re-start the paste backfill plant are in progress and it is anticipated to be re-commissioned in 2011. Geotechnical concerns with stability are being addressed with the placement of backfill in mined out stopes.

19.1.3	Materials Handling

All the production exits the mine from 1,700 level using an electric rail haulage system. Active mining at elevations below this horizon use mobile equipment to transport the ore to an internal winze (Pique Central, 640 m length) where it is skipped up to 1,700 level. The shaft has 12 tonne skips and typically handles 80,000 tonnes per month of combined ore and waste. To the south, the Pique Aguas Calientes shaft is being refurbished to handle approximately 15,000 tonnes per month using 2.5 tonne skips. This shaft is expected to be in operation by mid-2010 after being temporarily set back by two events (a rockburst event damaged the head gear on 2,100 level and flooding from the Casapalca mine).

A system of internal ramps to the main haulage levels is developed in either 3.0 m x 3.0 m or 3.5 m x 3.5 m drifts to accommodate for the mine haulage trucks.

In the upper mine, a network of internal raises have been developed to handle the ore and / or waste generated. Loading chutes installed at the bottom of these raises are pulled to load directly onto the rail cars for transport out of the mine.

Three trains (10 four tonne cars) are operated on 1,700 level to meet the production target of 3,600 tpd.

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19.1.4	Equipment

Where applicable, mobile equipment is utilized for development and production. An extensive network of ramps and levels has evolved to extend across the 5.0 km strike length. It follows that much of the equipment is spread out to cover such a large area. This is further complicated by the fact that some of the mining methods are captive and the equipment does not leave the stope until the mining is completed.

Due to the narrow nature of the orebody, specialty equipment such as micro-scoops is required. As well, some of the larger scooptrams are equipped with remote control to allow operation in the wider zones mined by sub-level stoping.

The current mobile equipment fleet used for ore production is shown in Table 24. Additional equipment is expected to arrive from the Iscaycruz mine. The Iscaycruz mine will re-open in 2010 with plans to be operated by contractors. All of the owner equipment will be transferred to the Yauliyacu mine. Contractors supply their own equipment (i.e. waste development).

Table 24 -Owner Mobile Equipment Fleet (2010)

Equipment	Description	Units
Micro-Scoop	< 1.5 cu yard	4.0
Scoop	1.5 cu yard	2.0
Scoop	2.5 cu yard	6.0
Scoop	3.5 cu yard	10.0
Scoop	4.2 cu yard	4.0
Truck	13 tonne	1.0
Truck	16 tonne	1.0
Jumbo	Single Boom	3.0
LH Drill	Atlas Copco - Simba	2.0
LH Drill	Resemin – Raptor	3.0

The rolling stock for production on 1,700 level consists of a Goodman locomotive (12 tonne) and car (5.1 cubic metre) combination. To achieve the production target, three trains with 10 cars each are required. A similar electric rail haulage system (6 and 8 tonne locomotives, flat cars, other specialty carriers) is also used for the transport of personnel and materials in a drift parallel (AFE) to the Carlos Francisco drift.

19.1.5	Ventilation

Currently, the underground ventilation supplies 405 cubic metres per second (860,000 cfm) of fresh air from eight primary fans. The network is a complex pull system that pulls exhaust air out of the mine using high pressure axial vane fans. Sections I and III of the upper mine are primarily ventilated by ‘natural’ ventilation.

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Given the number of diesel mobile equipment used underground, the amount of ventilation is more than adequate. However, over such a large mine more ventilation is required to overcome the resistance and losses (i.e. leaks, short circuit) to deliver the air at depth. Ventilation studies completed by Bluhm Burton Engineering Ltd. support expanding the underground network by adding raises and primary fans strategically (August, 2007).

Throughout the mine, ventilation bulkheads, doors and regulators are used to control the flow of fresh air. Auxiliary fans are utilized as required.

Plans are in progress to expand the total mine ventilation capacity to 520 cubic metres per second (1,100,000 cfm) to enable mining below 3,900 level. Three ventilation raise segments totalling 950 m in length and 3 m diameter were partially driven to surface in 2009 using Alimak equipment. This Troncal #4 raise is expected to be completed with two parallel fan installations in 2010.

19.1.6	Mine Dewatering

The Yauliyacu mine extends from surface (5,000 masl) to its lowest operating elevation 3,470 masl (4,500 level). Water enters the mine from surface run off through various openings (i.e. adits, crown pillars, natural structures) and from groundwater. As well, the mine introduces water during mining (i.e. drilling) and to control dust (i.e. hoses).

Underground water management takes advantage of gravity to control the accumulation of water and requires minimal pumping. All mine levels are connected by combinations of ramps, raises, drainholes and / or mined out areas that double as waterways allowing water to reach the 3,900 level (3,650 masl). At this elevation, the water is directed to the Graton raise that connects directly to the Graton Tunnel (11.5 km long). This tunnel was developed in the 1960’s by Cerro de Pasco Corp. in part to access water for the city of Lima. The Graton tunnel serves to drain the mine water from above as well as providing ventilation. Water exits from the tunnel and enters the Rio Rimac, which flows to the Pacific coast at Lima. Since this is one of the discharge points of the mine, water quality is monitored for contaminants.

A new settling pond installation is planned for 3,900 level. Flocculants can be added to this settling pond enhancing settling of solids prior to discharging to the Graton tunnel.

19.1.7	Mine Workforce

The mine operates on two schedules: support and operations. Support personnel (i.e. technical, management, administrative) work on a five days on and two days off schedule with eight hour shifts. Operations work to provide continuous coverage on a two week in and one week out rotation with twelve-hour shifts.

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Currently, the operations and contractor workforce are members of two separate unions. Union representation of Yauliyacu workers has been in place for the past two years with membership approaching 300. In 2009, there was an 18 day strike (June) over compensation, which was resolved.

The Yauliyacu workforce has undergone significant reductions in response to the changing market conditions. At the end of 2008, there were 2,415 people on payroll (422 permanent, 1,993 contractors) . The manpower levels decreased in 2009 to 1,812 people of which 525 are permanent and 1,287 are contractors. The closure of several mines (Rosaura and Iscaycruz) in the area has presented an opportunity to hire management and professional staff to further complement the existing team. The reduction of the contractor workforce aids in lowering the operating cost.

19.1.8	Miscellaneous

Communications in the mine have been modernized over the past two years with the installation of fibre optical cabling that enables personnel in underground offices to prepare production reports online.

19.2	Production Rate Scenarios

Since the 2007 mine plan, there has been a shift in mining concept. Production is to be held constant at 1.34 Mtpa with a preference to mine the cuerpos orebodies earlier (Figure 30). Expansion plans have been deferred as the Rosaura mill has been sold to Trevali Resources Corp. (Santander Project).

The expected grade profile over the 2010 mine plan does not vary significantly (Figure 31), therefore planned metal recoveries can be expected to be similar to prior years.

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Figure 30 -2010 Mine Plan Production Profile (by resource category)

Figure 31 -2010 Mine Plan Grade Profile

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Improvements required to support the mine plan include the following items:

Pique Central shaft skipping capacity (change out guides to accommodate production from lower levels)

Pique Aguas Calientes (refurbished to accommodate production from the lower southern portion of the mine)

Slashing of the Ricardito Tunel (improve ventilation and productivity of the lower mine)

Upgrade the ventilation system (completion of Troncal #4, install two new exhaust fans, develop new ventilation raises to the lower levels of the mine)

The company plans to recover the remnant reserves at the nearby Rosaura mine. Approximately 500 kt of broken inventory remains grading 2.5% zinc, <1.0% lead and <31 g/t silver. The plan is to blend this material in with but not displace the Yauliyacu material at a rate of 200 to 300 tpd.

19.3	Grade Control Method

In order to minimize ore dilution, maximize ore recovery, and thereby improve the operation’s overall economics, grade control plays an important role throughout the mining process.

Grade control begins with the proper identification of the ore/waste contacts, channel sampling, driller reports, face sampling (includes mapping, visual inspections, chip samples); and muck samples (refer to Section 12.0).

Once the above information has been gathered and compiled, it is communicated to operational personnel through daily/weekly production meetings. In order to maintain the effectiveness of the grade control process; regular field inspections are undertaken by engineering/geology personnel and clear lines of communication are maintained with operational personnel, including equipment operators and front line supervisors.

19.4	Geotechnical

19.4.1	Rockmass, Strength and Structure

Geotechnical assessment of the mine plan (i.e. stopes, excavations and mine sequence) is prepared by the mine staff.

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Active mine workings are being mapped and select drillcore are logged according to the Geological Strength Index (GSI) rockmass rating classification system (Hoek and Brown, 1980).

Regular structural mapping of the active mine workings documents the joint sets, rock fabric and major structures encountered.

Representative core samples have been laboratory tested to ascertain intact strength parameters (i.e. UCS, tensile, elasticity, cohesion). The uniaxial rock strength at Yauliyacu is observed to be very strong (100 – 200 MPa) and brittle.

Compiling all this geotechnical information into a database is beneficial for consideration in mine designs.

19.4.2	Ground Support Strategy

In general, the ground conditions observed in active production areas are considered to be ‘good’ with poorer ground near major structures. Combine this with the fact that excavation spans are not very large, only minimal rock bolting (split sets in the back and/or walls) is required to maintain stability. Mesh and shotcrete are applied where deemed appropriate. Timber sets are still used as passive support measures when poor ground conditions are encountered.

Inherent to the cut and fill mining method, backfill is required to enable the mining of successive cuts. Hydraulic and paste backfill has been used in the past and is still available at the mine’s discretion. However, the use of run-of-mine development waste is the predominant backfill media for all cut and fill stopes (Vetas, Cuerpos and Horizontes).

19.4.3	Seismic Risk

In recent years, several rock bursts have occurred in the underground mine primarily in the lower levels (1,300 m below surface). Experiencing micro-seismic and seismic events from mining at these depths is not uncommon in the industry. Observations made by mine personnel of possible factors contributing to these events include changes in rock characteristics (contact between volcanic and sediments), proximity of mined out openings and mine sequence (creation of a diminishing sill pillar).

Quotations from two consulting groups (Canadian, South African) were solicited in 2008 for the specifications of a surface to underground monitoring system via an optic fibre network. The ESG Group from Canada was selected to provide a surface display system and 16 uniaxial geophones (for distribution over four levels). Installation is budgeted to begin in 2010.

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19.5	Electrical Supply and Distribution

Electrical power is provided to the mine by a private supply company called Electro Andes. Electro Andes supplies an overhead powerline rated at 50 kV to four of its own sub-stations (SE Antuquito, Casapalca Norte, SE Casapalca and SE San Mateo) for distribution to the mine (Figure 32). Approximately 9 MW of power is supplied to the mine site (process plant = 2.8 MW, tailings = 1.2 MW, mine = 4.0 MW, other = 1.0 MW).

SE Antuquito
50 kV
L-535-A
L-535-B
L-535-C
3 MVA
PF:0.78
2.4 kV
SE Carlos Francisco
50 kV
L-534
6MVA
PF:0.95
450KVAR
Automático
Casa Compresora
2.4 kV
Casapalca
Norte
2.5MVA
4.16 kV
PF:0.93
L-532
L-533
PF:0.99
6MVA
3MVA
2.4 kV
4.16 kV
Nivel 200
San Antonio
50 kV
SE Casapalca
6 MVAR
9MVA
3MVA
2.4 kV
4.16 kV
PF:0.98
PF:0.61
Concen
tradora
Mina
1200KVAR
Fijo
1MVAR
Fijo
SE San Mateo
50 kV
1.5 MVA
2.4 kV
PF:0.76
L-6685
Graton
Túnel
2x10 MVA
CH Huanchor
SE OROYA NUEVA
50 kV

Subestaciones propiedad de Yauliyacu

Subestaciones propiedad de Electroandes

Figure 32 -Electrical Infrastructure

These sub-stations subsequently feed to either the minesite directly or to two other sub-stations for further power transformations. Table 25 describes the power distribution to the mine site.

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Table 25 -Yauliyacu Electrical System

Currently, line losses are in the order of 8%, which is considered to exceed normal tolernances (3%). Therefore, upgrades to the electrical system will include step-up transformers and new cables. The plan is to take the 50 kV from the grid and step-down to 10 kV (instead of 2.3 kV) through a 15 MW transformer. Once underground, the 10 kV is further reduced to either 2.3 kV or 0.94 kV.

19.6	Markets

The bulk concentrate is currently delivered to several smelters located abroad (Belgium, Spain, China). For many years, Yauliyacu delivered the bulk concentrate to the La Oroya (Doe Run) smelter in Peru until it was closed in 2009. There are plans to re-open this smelter in the near future but its future is still uncertain.

The zinc concentrate is trucked to the Callao port where it is blended with other concentrates prior to ocean transport.

A new load-out facility is under construction at the mine that will enable both concentrates to be transported by rail to Callao. This concentrate handling project is expected to be completed by mid-2010.

19.7	Contracts

19.7.1	Silver Stream Agreement

On March 23, 2006, Silver Wheaton Caymans entered into a silver purchase contract with Glencore International AG to purchase up to 4.75 million ounces of silver produced per year, for a period of 20 years, based on production from the Yauliyacu mining operation. In addition to the upfront cash payment of $285 million, on-going production payments equal to $3.90 per ounce of silver delivered under the contract (subject to an inflationary price adjustment after March 23, 2009). In the event that silver produced at the Yauliyacu Mine in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu Mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton also has an option to extend the 20 year term of the Yauliyacu Silver Purchase Contract in five year increments, on substantially the same terms as the existing contract, subject to an adjustment related to silver price expectations at the time and other factors.

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19.7.2	Goods and Services

There are four key contracts that provide development and mine services for the mine: Inversiones and Exploraciones Mineras, Martinez Contratistas Ingenieros, Gave Servicios Mineros and SIMAREG. All other relevant contracts are listed in Table 26.

In general, mining related contracts are established for a one year term, whereas non-mining related contracts are valid over a one and a half year term. There are 21 contractors being utilized at the mine, of which 11 are directly related to mining.

Table 26 -Status Contractors

Contractor	Department	Function
Inversiones & Exploraciones Mineras S.A.C.	Mine	Development
Martinez Contratistas Ingenieros	Mine	Production
Gave Servicios Mineros	Mine	Development
SIMAREG S.R.L.	Mine	Mine Services
Minera BGM	Mine	Equipment Rental
Remicsa Drilling S.A.	Mine	Exploration
Top Survey S.A.C.	Mine	Surveying
Minera Almax	Mine	Mine Lamps
IMEX 2000	Mine	Equipment Maintenance
Renting	Mine	Equipment Rental
Montali	Mine	Alimak Rasing
Servicios Bertasol S.A.C.	Other	Surface Transportation
Santo Domingo	Other	Contractor Adminstrator
Inversiones y Representaciones Polo S.A.C.	Other	Equipment Rental
Servicios Integrales de Seguridad S.A.	Other	Security
Aramark Peru SAC	Other	House Keeping / Catering
Fomeco Peru S.A.C.	Other	Waste Management
SG Natclar S.A.C.	Other	Medical Services
SGS Del Peru S.A.C	Other	Water Sample Analysis
Comité 2	Other	Transportation (drivers)
San Juan	Other	Civil Work

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19.8	Environmental Considerations

19.8.1	Water Quality

The Yauliyacu mine has no issues with compliance of water quality (pH, metal content, suspended solids) at its discharge points.

Construction of a new water treatment plant (reverse osmosis circuit) is expected to be mostly completed in 2010 to treat discharges from mine, plant and tailings facility. The basic engineering study and detailed engineering work is months away from completion. The mine’s management team are anticipating lower tolerance levels and stricter regulations that will likely be enforced in coming years.

Testing has been conducted on surface water run-off around waste dumps for potential acid rock drainage (ARD) problems. All results to date indicate there is no evidence of ARD issues. In general, the host rock contains low quantities of sulphides (i.e. pyrite) and high quantities of carbonates.

19.8.2	Air Quality

As well, there are no issues with air quality associated with the mine.

19.8.3	Noise Quality

The acceptable noise levels at the mine have not been within the Environmental Regulations. In particular, certain surface ventilation fans exceed the acceptable limits of exposure over an eight hour duration.

Discussions with mine personnel reaffirm the mine’s commitment to maintain compliance to the regulations. Silencers and noise diffusers have been procured and will be installed to dampen the noise on these fans.

19.8.4	Tailings Facility Management Plan

Yauliyacu has completed a review of the options for handling of the tailings that includes, increasing the capacity and reinforcement of the Chinchan TSF (Figure 33), evaluating the Tablachaca tailings impoundment as an alternative TSF and restarting the paste tailing plant for tailings underground storage.

It is believed that this tailings program will provide storage for the next 18 to 20 years.

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Figure 33 -Chinchan TSF (2010)

19.8.5	Closure and Reclamation Plan

Progressive and passive reclamation is on-going at the mine. Buildings identified in the closure plan and portions of waste dumps (H2, H3 and Jirca areas) are being reclaimed concurrently with mine operations.

19.9	Taxes and Other Revenue Elements

Preparation of the 10 year mine plan incorporates inputs from operations and corporate head office. A commodity price forecast is established over this 10 year period by Glencore.

There are several taxes applicable under Peruvian law. The first is corporate income tax, which is applied at a rate of 30% on net earnings. The second tax, if applicable, is a worker participation tax that is administered according to government formulae to distribute a percentage of profits (8%) back to the employees. By definition, contractors are excluded from consideration. In the past, Yauliyacu has elected to provide contractors with a bonus similar to that paid to employees to avoid potential problems associated with the obvious disparity in income.

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19.10	Capital and Operating Costs

19.10.1	Capital Costs

For the 2010 mine plan, the capital expenditures are summarized in Table 27 below.

Table 27 -2010 Mine Plan Capital Expenditures Forecast (US$ 000’s)

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Mine and Mill Sustaining	7,310	7,453	14,639	12,108	12,344	12,419	10,444	6,188	5,472	2,963
Explor and Dev	14,345	12,162	15,328	17,045	16,838	16,634	16,913	15,457	15,270	13,882
TOTAL	21,655	19,615	29,967	29,153	29,181	29,053	27,358	21,645	20,742	16,845

In the 2010 budget, the total capital is $21.655 million, which is considerably more than the previous mine plan. The bulk of the capital will be spent on mine development and exploration drilling / development. Other capital projects ear-marked for this year include the following:

Mine equipment and installations
Plant equipment and installations
Maintenance
Closure plan and environment
Safety
Human resources
Administration and warehouse

Capital being carried over from the previous year amount to $0.424 million and are itemized below:

Underground microseismic system
High frequency vibrating screen

On-going Capital Projects

Mine

The bulk of the mine capital allocated for 2010 will be invested in mine infrastructure. In particular, there are several projects being planned such as primary ventilation, Pique Aguas Calientes rehabilitation, orepass grizzlies, on-going rehabilitation at Graton Tunnel and on-going underground drainage.

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Mill

In September 2008, trial testing of a high frequency vibrating screen circuit was initiated. It is anticipated that these vibrating screens could replace the secondary grinding ball mills to better control sizing and reduce power consumption. On-going optimization work is planned for 2010.

The new effluent treatment plant is expected to be completed in 2010. This plant will treat the water discharge from the process plant and reclaim water from the tailings facility. Currently, all water discharged from the mine meets Class 2 regulatory tolerances. However, it is anticipated that regulatory requirements will increase to Class 1 thus requiring an effluent treatment facility.

A 1.2 km section of the tailings line will be replaced with a larger diameter steel pipe (178 mm diameter, API 5L X65) designated to reduced pressure loss. The spare Wilson Snyder pump will be exchanged with a Wirth pump recovered from the Rosaura mine.

Tailings

An independent geotechnical analysis of the TSF operation in 2004 identified a number of deficiencies that have been addressed on an ongoing basis. In 2007, Yauliyacu engaged consultant Vector Peru S.A.C. (Vector) to confirm the stability of the Chinchan TSF. All recommendations resulting from the Vector study are being implemented. At the time of SLW’s February 2010 site visit, the following improvements were at various stages of completion:

Improving control of the cyclone material being deposited for the construction of the TSF.
Increasing reinforcement of the toe buttress by adding run of mine waste rock.
Re-contouring the slope of the toe buttress to 2.5 : 1.
Installing piezometer instruments at prescribed locations.
Constructing surface drainage ditches.

Environment

Progressive and passive reclamation is ongoing at the mine. Buildings identified in the closure plan and portions of waste dumps are being reclaimed concurrently with mine operations.

19.11	Operating Costs

The 2010 budget for on-site operating cost is $30.35 per tonne processed (Table 28).

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Table 28 –Annual On-Site Operating Cost and Budget

	2002	2003	2004	2005	2006	2007*	2008	2009	2010 F
Tonnage (000’s)	1,221	1,249	1,247	1,240	1,235	1,185	1,320	1,283	1,339
Mine	12.81	12.89	14.15	14.99	16.51	17.65	18.99	18.53	18.81
Mill	4.44	4.38	4.87	5.12	5.40	5.14	6.00	6.14	5.90
Maintenance	1.34	1.38	1.34	1.67	1.85	0.84	0.66	0.61	0.61
G & A	1.71	1.71	2.41	2.51	3.06	3.88	4.31	4.76	5.03
TOTAL (actual)	20.30	20.36	22.77	24.29	26.82	27.51	29.96	30.04
BUDGET	20.56	20.55	20.81	22.66	26.23	26.09	29.01	27.70	30.35
Variance (%)	-1.26%	-0.92%	9.42%	7.19%	2.25%	5.44%	3.27%	8.45%
*2007 production was impacted by a labor disturbance at the neighboring Casapalca Mine resulting in production shortfall of 3% for the year.

Operating costs have increased yearly since 2002. Recent cost increases are primarily attributed to labour (transfer from Iscaycruz, salary), exchange rate, supply costs and insurance rates.

Off-site operating costs include smelting, refining, treatment charges and transportation costs incurred for each concentrate produced.

19.12	Forward Looking Study

A financial model was compiled by SLW based on the 2010 mine plan and budget. The financial model is pre-taxation and determines the net annual cash flows by calculating the NSR from the payable metals and then deducting the operating costs and sustaining capital costs.

The 2010 mine plan is limited to a 10 year mine life and does not mine all of the known resources.

All of the reserves are mined over the first six years. Additional tonnages sourced from the various resource categories (i.e. Measured, Indicated, Inferred and Exploration Potential) are included to meet the production targets. Exploration Potential is estimated by extrapolating the known Vetas, Cuerpos and Horizontes.

Cautionary Note: This technical report uses some Inferred and Exploration Potential Resources in the mine plan, which are outside of the CIM/NI 43-101 classifications. The reader is cautioned that the grade and tonnage figures used are therefore, conceptual in nature and there is no certainty that a viable operation will be realized.

Table 29 and Table 30 contain the 2010 Resources and Reserves and the metal price forecasts.

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Table 29 -2010 Mine Plan Resource and Reserve Breakdown

Process Plant Feed	Tonnage (tonne)	Zn%	Pb%	Cu%	Ag %
P+P	2,646,695	2.36	0.98	0.24	100.3
M+I	5,413,919	2.42	0.70	0.28	74.6
Inferred + Exploration Potential	5,338,156	2.35	1.22	0.22	101.5
Total	13,398,770	2.38	0.96	0.25	90.4

Table 30 -Metal Price Forecasts, 2010 Mine Plan

Metal	Units	2010 E	2011 E	2012 E	2013+ E
Zinc	(US $/lb)	$1.00	$0.89	$0.82	$0.68
Lead	(US $/lb)	$1.00	$0.89	$0.81	$0.66
Copper	(US $/lb)	$3.00	$2.70	$2.49	$2.09
Silver	(US $/oz)	$17.00	$15.67	$14.78	$13.00

The financial model includes the following assumptions:

Constant dollars (i.e. no inflation)
Start date of January 1, 2010
The production tonnages and grades were supplied by Yauliyacu
Metallurgical recoveries for all metal reporting to the two concentrates were supplied by Yauliyacu
Capital cost estimates were supplied by Yauliyacu
On-site operating costs were estimated by Yauliyacu
Off-site operating costs were determined from the smelter terms for both concentrates
Long-term metal prices were provided by Yauliyacu
Up to 4.75 million ounces of silver produced per year (with provision for exceeding this amount in the event that less is delivered in any year under the agreement to SLW).

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Table 31 -2010 Mine Plan Forward Looking Study

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The overall mine plan yields a positive cumulative pre-tax cash flow.

19.12.1	Sensitivity Analysis

A sensitivity study was conducted to test the robustness of the mine plan by varying three of the key economic parameters: metal price, operating and capital costs. Figure 34 demonstrates that revenue from the Yauliyacu Mine is most sensitive to changes in zinc and silver metal prices. For instance, a +20% change in zinc metal prices leads to a 81% increase in net cash flow.

In terms of costs, reducing the operating costs will exhibit a higher impact to the overall operation. Similarly, a -20% change in operating and capital costs improves the net cash flow by 77% and 41% respectively.

Figure 34 -Sensitivity Analysis of Three Key Economic Parameters

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20.0	INTERPRETATION AND CONCLUSIONS

The Yauliyacu Mine has been in continuous operation for over 100 years, which is a testament to the commitment of the mine staff and richness of the deposit. The mine continues to be a profitable operation with a long remaining mine life.

The authors are satisfied that the sample database is appropriate for use in a CIM compliant resource estimate and that industry standard estimation methods have been used to generate block estimates of zinc, lead, copper, silver and iron grades, as well as density.

The Yauliyacu Mineral Resources have been classified as Measure, Indicated and Inferred and Mineral Reserves as Proven and Probable with respect to CIM (2005) standards. Resources were classified according to the geological and sample density that currently defines the deposit and the conversion to reserves outlines the economically mineable portions of the deposit giving full consideration to the mining dimensions, diluting materials, mining recovery, scheduling and payable terms.

Table 32 lists various NI 43-101 considerations with a short description of the related situation at Yauliyacu with the authors’ opinion on the level of associated risk. Based on the data and methods in place, the authors have ranked each of the considerations as low risk, with the exception of bulk density and interpolation method, both of which the mine has plans to improve.

Table 32 -Risk Factors Associated with the Yauliyacu Resource Estimate

NI 43 101 Consideration	Data
Geological Interpretation and Domaining	Metal zonation well understood backed by 20 years of successful mining LOW RISK
Sampling Techniques	All data from diamond core drilling and underground sampling LOW RISK
Drill Sample Recovery	Good recovery from diamond core drilling LOW RISK
Sub sampling Techniques & Sample Preparations	Core cutting and sample preparation procedures done according to industry standards LOW RISK
Quality of Assay Data and Laboratory Checks	The lab submits certified standards, duplicates and blanks to monitor accuracy, precision and contamination. The geology department plans to implement a similar independent program. LOW RISK

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Location of Data Points	Collars are surveyed after drilling and longer diamond drillholes are down hole surveyed LOW RISK
Assay Data Density and Distribution	Risk mitigated by classification scheme LOW RISK
Database Integrity	SQL database with lab data imported directly with automated validation checks. LOW RISK
Bulk Density	Block density estimated with a formula based on zinc, copper and lead grades. Mine working towards improving formula to include iron. MODERATE RISK
Composites	Assay intervals are not composited in the conventional method, estimated grades are length weighted averaged from drillhole and channel sample data. Block model method uses 1.0 m composites LOW RISK
Block Size	Small block size of 2 m x 1 m x 2 m. Recommend increasing to 5 m x 1 m x 5 m. LOW RISK
Statistics	Good indication of single grade populations of the economic elements within the estimated blocks. LOW RISK
Grade Capping	Grade outliers are reset to 1.5 times the block average. LOW RISK
Variography	Used to define search ellipse for ID2 interpolation. LOW RISK
Search radii and number of samples	N/A LOW RISK
Data Clustering	Manually declustered in conventional method. Block model method uses ID2 which does not decluster, recommend switching to Ordinary Kriging. LOW RISK
Interpolation Method	Majority by conventional long section estimation method. First block model estimates completed on the Horizontes zones. MODERATE RISK

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21.0	RECOMMENDATIONS

The roller crusher used in the sample preparation laboratory is difficult to clean, therefore susceptible to cross contamination of samples. SLW recommends replacing the roller crusher with a more modern style crusher such as the Rocklabs Boyd Crusher.

SLW recommends conducting new density measurements on existing core and compare the results to those obtained using the current density formula. The applicability of a multiple regression formula, which utilizes zinc, lead, copper, silver and iron grades to estimate density should be examined.

SLW believes the Laboratory’s QA/QC program adequately monitors the performance of the preparation and analytical laboratories to ensure contamination of samples does not occur and that results are both precise and accurate. SLW suggests that the Geological Department initiates a similar program to further increase confidence in the Yauliyacu data.

The current method of resource definition and classification is quite conservative. The authors observed many areas that contain sufficient information to qualify as Inferred Resources. Inferred Resources are important to the Mine Planning Department when laying out new development and infrastructure. If the planners do not have knowledge of these mineralized zones they can be sterilized or not fully optimized. The Geology Department should consider a less conservative approach to the definition of Inferred Resources.

The introduction of block modeling for the purpose of resource estimation at Yauliyacu is an important milestone. SLW supports the block modeling techniques and parameters currently in place and offers the following suggestions for improvements:

Incorporate all of the Horizontes zones into a single block model with individual codes for each zone.

Switch from the Inverse Distance interpolation method to Ordinary Kriging which utilizes the grade continuity analyses (variograms) and declusters the data.

Conduct a more rigorous grade capping analysis such examining inflection points in cumulative distribution plots instead of the 1.5 times the block average method currently in use. The Coefficient of Variation (standard deviation divided by the mean) should be examined for each vein to ensure single grade populations are modeled.

Increase the block size to approximately 5 m x 1 m x 5 m with appropriate sub-blocking to preserve interpretation volumes.

Apply the same density formula used in the conventional estimation method to the block model instead of the average 2.8 g/cc density.

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SLW recommends continuing the current exploration program to upgrade and expand resource categories. Specific attention should be given to expanding high grade zones so that the mine has increased flexibility and can continue to adapt to the highs and lows of the metal market.

As mining progresses, stope stability is expected to be an issue. The formation of sill pillars, rib pillars and large empty stopes can lead to geotechnical challenges. In particular, dilution and mine-induced stress are becoming more evident at Yauliyacu. Microseismic monitoring will assist with identifiying the key geotechnical factors (i.e. mine sequencing, ground support, backfill) to stope stability. SLW supports the increased use of backfill in open stopes.

SLW suggests it would be helpful to replace the Schmidt Hammer test method with something more representative. The original Schmidt Hammer (used for testing concrete) has been adapted for rock strength testing. Industry best practice in North America estimates rock strength in the field by using a point load tester. This information, once calibrated to laboratory results, provides a quick and meaningful method for estimating rock strength in the field, which in turn enhances and/or improves mine designs.

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22.0	REFERENCES

CIM, 2000. CIM Standards on Mineral Resources and Reserves –Definitions and Guidelines. CIM Bull., Vol 93, No 1044, pp. 53 – 61, October 2000.

CIM, 2004. CIM Definition Standards on Mineral Resources and Mineral Reserves Adopted by CIM Council November 14, 2004.

CIM, 2005. CIM Definition Standards for Mineral Resources and Mineral Reserves. Prepared by the CIM Standing Committe on Reserve Definitions. Adopted by CIM Council on December 11, 2005.

SLW, 2009. Resource and Reserve Update. Yauliyacu Mine, Peru. Prepared by Neil Burns and Sam Mah of Silver Wheaton Corp, March 25, 2009.

JORC, 2004. Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code) 2004 Edition; Prepared by: The Joint Ore Reserve Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia (JORC).

WGM, 2008. A Technical Review on the Uauliyacu Lead / Zinc Mine, Junin Province, Peru for Silver Wheaton Corp. Prepared by Valasquez Spring, Robert Didur and Gordon Watts. Watts, Griffis and McOuat Limited Consulting Geologists and Engineers, March 28, 2008.

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23.0	SIGNATURE PAGE

This report entitled “2009 Resource and Reserve Update Yauliyacu Mine, Peru” was prepared and signed by the following authors as of March 26, 2010.

/s/ Neil R. Burns Neil R. Burns M.Sc., P.Geo. Director of Geology Silver Wheaton Corp.

/s/ Samuel Mah Samuel Mah, M.A.Sc., P.Eng. Director of Engineering Silver Wheaton Corp.

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24.0	CERTIFICATE OF AUTHORS

I, Neil R. Burns, Director of Geology of Silver Wheaton Corp., Suite 3150 666 Burrard Street, Vancouver, BC, V6C 2X8, do hereby certify that:

1.	I am co-author of the report titled “2009 Resource and Reserve Update, Yauliyacu Mine, Peru”, dated March 26, 2010 (the “Technical Report”).

2.

I graduated with a Bachelor of Science degree in Earth Sciences from Dalhousie University, Halifax, NS in 1995. Subsequently I obtained a Master of Science degree in Mineral Exploration from Queen’s University in 2003.

3.	I am a member of the Association of Professional Engineers and Geoscientists of British Columbia.

4.	I have worked as a geologist for a total of fifteen years since graduating.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” (as defined in NI 43-101) for the purposes of NI 43-101.

6.	I last visited the Yauliyacu mine property on February 16th to 20th, 2010 (audit the resource and reserve updates).

7.	I am responsible for the preparation of Sections 1 to 15, parts of 17, 18, 20 and 21 of the Technical Report.

8.

To the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	Due to my position of Director of Geology with Silver Wheaton Corp. I am not considered independent of the issuer applying all of the tests in section 1.4 of the Instrument.

10.	I have had previous involvement having co-authored the report entitled “Resource and Reserve Update Yauliyacu Mine, Peru” dated March 25, 2009.

11.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in accordance with that instrument and form.

Dated at Vancouver, BC, Canada this 26 day of March, 2010.

/s/ Neil R. Burns Neil R. Burns M.Sc., P.Geo. Director of Geology Silver Wheaton Corp.

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I, Samuel Mah, Director of Engineering of Silver Wheaton Corp., Suite 3150 666 Burrard Street, Vancouver, BC, V6C 2X8, do hereby certify that:

1.	I am co-author of the report titled “2009 Resource and Reserve Update, Yauliyacu Mine, Peru”, dated March 26, 2010 (the “Technical Report”).

2.

I graduated with a Bachelors degree (Class I) in Mining and Mineral Process Engineering from the University of British Columbia in 1994. In addition, I have obtained a Masters in Applied Science also at the University of British Columbia in 1997 specializing in rock mechanics.

3.	I am a member in good standing with the Association of Professional Engineers and Geoscientists of British Columbia since 2006.

4.	Upon graduation from university, I have practiced my profession continuously.

5.

I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I last visited the Yauliyacu mine property on February 16th to 20th, 2010 (audit the resource and reserve updates).

7.	I am responsible for the preparation of Sections 16, parts of 17, 18, 19 and 22 of the Technical Report with contributions to Sections 1, 2, 3, 20 and 21.

8.

To the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	Due to my position of Director of Engineering with SLW, I am not considered independent of the issuer applying all of the tests in Section 1.4 of the National Instrument 43-101.

10.	I have had previous involvement having co-authored the report entitled “Resource and Reserve Update Yauliyacu Mine, Peru” dated March 25, 2009.

11.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated at Vancouver, BC, Canada this 26 day of March, 2010.

/s/ Samuel Mah Samuel Mah, M.A.Sc., P.Eng. Director of Engineering Silver Wheaton Corp.

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25.0	CONSENT OF QUALIFIED PERSONS

Neil R. Burns, M.Sc., P.Geo.
Suite 3150 666 Burrard Street,
Vancouver, BC V6C 2X8
Tel: (604) 639-9874
Fax: (604) 684-3123
Email: neil.burns@silverwheaton.com

March 26, 2010

British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Silver Wheaton Corp.

Re:    Report Entitled “2009 Resource and Reserve Update, Yauliyacu Mine, Peru” dated March 26, 2010

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Neil Burns, M.Sc., P.Geo., Director of Geology (Silver Wheaton Corp.), to the public filing of the technical report entitled “2009 Resource and Reserve Update, Yauliyacu Mine, Peru” dated March 26, 2010 (the “Report”).

Sincerely,

/s/ Neil R. Burns Neil R. Burns M.Sc., P.Geo. Director of Geology Silver Wheaton Corp.

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Samuel Mah, M.A.Sc., P.Eng.
Suite 3150 666 Burrard Street,
Vancouver, BC V6C 2X8
Tel: (604) 639-9874
Fax: (604) 684-3123
Email: sam.mah@silverwheaton.com

March 26, 2010

British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Silver Wheaton Corp.

Re:    Report Entitled “2009 Resource and Reserve Update, Yauliyacu Mine, Peru” dated March 26, 2010

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Samuel Mah, M.A.Sc., P.Eng., Director of Engineering (Silver Wheaton Corp.), to the public filing of the technical report entitled “2009 Resource and Reserve Update, Yauliyacu Mine, Peru” dated March 26, 2010 (the “Report”).

Sincerely,

/s/ Samuel Mah Samuel Mah, M.A.Sc., P.Eng. Director of Engineering Silver Wheaton Corp.

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APPENDIX A

QA/QC –Standard Plots

March 2010	Appendix A	the silver streaming company

2009 RESOURCE AND RESERVE UPDATE
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MR GEO 1 –Lead (%)

MR GEO 2 –Lead (%)

MR GEO 3 –Lead (%)

March 2010	Appendix A	the silver streaming company

2009 RESOURCE AND RESERVE UPDATE
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MR GEO 1 –Copper (%)

MR GEO 2 –Copper (%)

MR GEO 3 –Copper (%)

March 2010	Appendix A	the silver streaming company

2009 RESOURCE AND RESERVE UPDATE
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MR GEO 1 –Zinc (%)

MR GEO 2 –Zinc (%)

MR GEO 3 –Zinc (%)

March 2010	Appendix A	the silver streaming company

2009 RESOURCE AND RESERVE UPDATE
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APPENDIX B

2009 Reserves by Orebody Type

March 2010	Appendix B	the silver streaming company

2009 RESOURCE AND RESERVE UPDATE
YAULIYACU MINE, PERU

Orebody Type	Category	Tonnes	% Zn	% Pb	% Cu	Ag g/t	NSR$
Vetas	Proven	386,677	2.55	1.27	0.27	147.9	$72.17
	Probable	799,047	2.51	1.46	0.30	180.9	$83.24
	Sub total	1,185,723	2.53	1.40	0.29	170.1	$79.63
Cuerpos	Proven	626,068	2.26	0.59	0.24	80.2	$46.20
	Probable	999,261	2.13	0.73	0.18	90.8	$47.93
	Sub total	1,625,329	2.18	0.67	0.21	86.7	$47.26
GRAND TOTAL		2,811,052	2.33	0.98	0.24	121.9	$60.92

March 2010	Appendix B	the silver streaming company